ARRANGEMENT AGREEMENT

BETWEEN

ELEMENTAL ROYALTY CORPORATION

- AND -

VIZSLA ROYALTIES CORP.

May 13, 2026

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 13, 2026.

BETWEEN

ELEMENTAL ROYALTY CORPORATION, a corporation existing under the Laws of the Province of British Columbia

(the "Purchaser")

- and -

VIZSLA ROYALTIES CORP., a corporation existing under the Laws of the Province of British Columbia

(the "Company").

WHEREAS:

A. Pursuant to the Arrangement (as defined herein) and as provided in this Agreement, the Purchaser proposes to acquire all of the issued and outstanding Company Shares (as defined herein) in exchange for the Arrangement Consideration (as defined herein) by way of a plan of arrangement under the provisions of the BCBCA (as defined herein) and on and subject to the terms and conditions contained herein;

B. The Company Special Committee (as defined herein) has unanimously determined, after receiving financial and legal advice, that the Arrangement is fair to the Company Shareholders (as defined herein) and in the best interests of the Company, and has recommended to the Company Board (as defined herein) that the Company Board approve this Agreement and the Arrangement and recommend that the Company Shareholders vote in favour of the Arrangement Resolution (as defined herein); and

C. The Company Board has unanimously determined (subject to abstentions where legally required), after receiving financial and legal advice and following the receipt and review of recommendations from the Company Special Committee, that the Arrangement is fair to the Company Shareholders, is in the best interests of the Company and that it would be in the best interests of the Company to enter into this Agreement, and has resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the Schedules and recitals hereto, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith, the following terms shall have the following meanings and grammatical variations thereof shall have the respective corresponding meanings:

"Acceptable Confidentiality Agreement" means with respect to any third party (other than the Purchaser or any affiliate of the Purchaser) a confidentiality and standstill agreement between the Company and such third party that, taken as a whole, is substantially similar to and no less onerous than the Purchaser Confidentiality Agreement and that contains:

(a) confidentiality restrictions that are no less onerous than those set out in the Purchaser Confidentiality Agreement;

(b) restrictions on the acquisition of Company Shares or securities convertible into Company Shares that provide that such third party may not acquire any of the issued and outstanding Company Shares;

(c) a standstill or similar provision that restricts such third party from publicly announcing an intention to acquire or acquiring any securities or assets of the Company for a period of not less than 12 months from the date of such confidentiality and standstill agreement and the making, or amendment, of an Acquisition Proposal, except that such provision may include an exception solely to the extent necessary to allow a third party to make a non-public proposal to the Company Board or any committee thereof, and does not include any provision providing for an exclusive right of such third party to negotiate with the Company, any of its subsidiaries, the Company Board or any committee thereof or restrict the Company or any of its subsidiaries from complying with its obligations under Article 5;

"Accessing Party" has the meaning ascribed thereto in Section 4.2(a);

"Acquisition Agreement" means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

"Acquisition Proposal" means, at any time after the entering into of this Agreement, whether or not in writing, any (a) proposal from any person or group of persons other than the Purchaser (or any affiliate of the Purchaser) with respect to, whether in a single transaction or in a series of related transactions: (i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons beneficially owning Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of the Company or any of its subsidiaries; (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company or one or more of the Company's subsidiaries which, individually or in the aggregate, represent 20% or more of the consolidated assets of the Company or contribute 20% or more of the consolidated annual revenues or earnings of the Company, based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; (iv) any direct or indirect sale, issuance or acquisition of voting or equity interests in one or more of the Company's subsidiaries (including shares or other equity interests of subsidiaries) that: (A) represent 20% or more of the voting, equity or other securities of any such subsidiary (or rights or interests therein or thereto); or (B) constitute or hold 20% or more of the consolidated assets of the Company or contribute 20% or more of the consolidated annual revenues or earnings of the Company, based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; or (v) any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect as (i) to (iv); (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to, do any of the foregoing from any person or group of persons other than the Purchaser (or any affiliate of the Purchaser); (c) modification or proposed modification of any such proposal, inquiry, expression, indication of interest or offer; or (d) other transaction or agreement, the consummation of which could reasonably be expected to materially impede, prevent or delay the transactions contemplated by this Agreement or completion of the Arrangement, other than any transaction or agreement with the Purchaser (or any affiliate of the Purchaser), in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

"affiliate" means, as to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person. For purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), when used with respect to a specific person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through a substantial or majority ownership of voting securities, by Contract or otherwise;

"Agreement" means this arrangement agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means an arrangement under the provisions of section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Arrangement Consideration" means the consideration to be received under the Plan of Arrangement for each Company Share, consisting of:

(a) the Cash Consideration;

(b) the Purchaser Share Consideration; or

(c) the Combination Consideration,

in each case subject to the election, proration, rounding and adjustment mechanics set out in the Plan of Arrangement;

"Arrangement Filings" means the records and information provided to the Registrar under Subsection 292(a) of the BCBCA, together with a copy of the entered Final Order;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting and to be substantially in the form and content of Schedule B hereto;

"associate" has the meaning ascribed thereto under National Instrument 45-106 - Prospectus Exemptions;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Denver, Colorado or London, United Kingdom are authorized or required by applicable Law to be closed;

"Canaccord Genuity" means Canaccord Genuity Corp.;

"Canam" means Canam Royalties Mexico, S.A. de C.V., a corporation incorporated under the Laws of Mexico;

"Cash Consideration" means $4.13 in cash per Company Share, subject to proration in accordance with the Plan of Arrangement;

"Change of Recommendation" has the meaning ascribed thereto in Section 6.1(c)(i);

"CIBC World Markets" means CIBC World Markets Inc.;

"Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto, and information incorporated by reference therein) to be sent to Company Shareholders and other persons as required by the Interim Order and applicable Laws in connection with the Company Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

"CNA" means the National Antitrust Commission (Comisión Nacional Antimonopolio);

"CNA Approval" means the unconditional approval or clearance of the transactions contemplated in this Agreement issued by CNA, or its tacit approval, due to the statutory term for purposes of issuing the approval elapsing, pursuant to the provisions set forth in the Mexican Antitrust Law;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Combination Consideration" means $1.03 in cash and 0.1125 of a Purchaser Share per Company Share, subject to proration in accordance with the Plan of Arrangement;

"commercially reasonable efforts" with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without the payment or the incurrence of any material liability, expense or obligation other than reasonable expenses;

"Company" has the meaning specified in the preamble;

"Company Balance Sheet Date" means April 30, 2025;

"Company Board" means the board of Directors as constituted from time to time;

"Company Board Fairness Opinion" means the opinion of CIBC World Markets to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Arrangement Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

"Company Confidentiality Agreement" means the confidentiality agreement dated as of March 31, 2026 between the Purchaser and the Company with respect to confidential information of the Purchaser;

"Company Data Room" means the material contained in the virtual data room established by the Company as at 5:00 p.m. (Vancouver time) on May 12, 2026, the index of documents of which is appended to the Company Disclosure Letter;

"Company Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser prior to the execution of this Agreement;

"Company DSU Holder" means the holder of one or more Company DSUs;

"Company DSUs" means, at any time, deferred share units granted under the Company Equity Incentive Plan, which are at such time outstanding, whether or not vested, and which are listed on Schedule 1.2(b)(ii) of the Company Disclosure Letter;

"Company Employee Plans" means all employee benefit plans, including any bonus plans, incentive plans, pension plans, retirement savings plans, stock purchase plans, profit sharing plans, stock option plans, stock appreciation plans, phantom stock plans, termination pay (other than as required by applicable Law), change of control payment, group health and welfare insurance plans (including life, medical, hospitalization, dental, vision, drug and disability coverage), and any other similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company or any of its subsidiaries, which is administered or contributed to by the Company or any of its subsidiaries or in respect of which the Company or any of its subsidiaries has any obligation or liability, in each case, other than benefit plans established pursuant to statute, such as the Canada Pension Plan and Employment Insurance program;

"Company Equity Incentive Plan" means the omnibus equity incentive compensation plan of the Company dated April 9, 2025, as amended June 13, 2025, and last approved by Company Shareholders on October 9, 2025;

"Company Expense Reimbursement Event" has the meaning ascribed thereto in Section 8.1(b);

"Company Financial Statements" has the meaning ascribed thereto in Section 1.9(a)(i) of Schedule C;

"Company Fundamental Representations" means Section 1.1 [Organization and Qualification], Section 1.2 [Capitalization], Section 1.3 [Authority Relative to this Agreement], Section 1.20(a)-(g) [Company Royalty Interests] and Section 1.31 [Brokers] of Schedule C;

"Company Information Security" has the meaning ascribed thereto in Section 1.23(a) of Schedule C;

"Company Insurance Policies" has the meaning ascribed thereto in Section 1.25(a) of Schedule C;

"Company Legacy Option Plan" means the stock option plan of the Company dated April 25, 2024, and last approved by Company Shareholders on June 17, 2024;

"Company Material Adverse Effect" means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or could reasonably be expected to have a material and adverse effect on the business, operations, results of operations, capitalization, assets, liabilities (contingent or otherwise, including any contingent liabilities that may arise through outstanding pending or threatened litigation), obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) or prospects or privileges of the Company and its subsidiaries, taken as a whole, but shall not include any result, fact, change, effect, event, circumstance, occurrence or development resulting from:

(a) any change in general political, economic or financial or capital market conditions globally;

(b) any change or proposed change in Laws;

(c) any change affecting securities or commodity markets in general;

(d) any change relating to currency exchange rates, interest rates or rates of inflation;

(e) any change in the price of commodities;

(f) any change in IFRS;

(g) any failure, in and of itself, by the Company or any of its subsidiaries to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in (a) to (f) above or (h) below); or

(h) any change as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Company's securities),

provided, however, the exclusion resulting from operation of each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to the Company and its subsidiaries, taken as a whole, or materially disproportionately adversely affect the Company and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which the Company and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

"Company Material Contract" has the meaning ascribed thereto in Section 1.16(a) of Schedule C;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

"Company Optionholder" means a holder of one or more Company Options;

"Company Options" means, at any time, options to acquire Company Shares granted under the Company Equity Incentive Plan or granted under the Company Legacy Option Plan and now governed by the Company Equity Incentive Plan, which are, at such time, outstanding and unexercised, whether or not vested, and which are listed on Schedule 1.2(b)(i) of the Company Disclosure Letter;

"Company Permits" means all Permits that are owned or held by the Company and its subsidiaries and that are required to conduct their businesses;

"Company PSU Holder" means the holder of one or more Company PSUs;

"Company PSUs" means, at any time, performance share units granted under the Company Equity Incentive Plan, which are at such time outstanding, whether or not vested, and which are listed on Schedule 1.2(b)(iv) of the Company Disclosure Letter;

"Company Public Disclosure Record" means all documents filed or furnished under applicable Securities Laws by or on behalf of the Company on SEDAR+ between June 24, 2024 and the date hereof;

"Company Royalty Agreements" means the definitive agreements or other instruments pursuant to which the Company and/or any of the Company Subsidiaries hold the Company Royalty Interests, and any ancillary documentation or agreements relating to any security interests granted thereunder;

"Company Royalty Interests" means the royalty or other interests of the Company and/or the Company Subsidiaries as set out in Schedule 1.20(a) of the Company Disclosure Letter;

"Company RSU Holder" means the holder of one or more Company RSUs;

"Company RSUs" means, at any time, restricted share units granted under the Company Equity Incentive Plan, which are at such time outstanding, whether or not vested, and which are listed on Schedule 1.2(b)(iii) of the Company Disclosure Letter;

"Company Securityholders" means the Company Shareholders, the Company Optionholders, the Company DSU Holders, the Company RSU Holders and the Company PSU Holders;

"Company Senior Management" means the Company's Executive Chairman, Chief Executive Officer and Chief Financial Officer;

"Company Shareholder" means a holder of one or more Company Shares;

"Company Shares" means the common shares without par value in the capital of the Company;

"Company Special Committee" means the special committee of the Company Board that has been constituted to consider, and has considered, the Arrangement and the transactions contemplated by this Agreement;

"Company Special Committee Fairness Opinion" means the opinion of Canaccord Genuity to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Arrangement Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

"Company Subsidiaries" means Panuco and Canam;

"Constating Documents" means the notice of articles, articles of incorporation (including any certificate of designations), articles, by-laws or like constating or organizational documents, each as amended to date;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of British Columbia, or other court as applicable;

"Data Related Vendors" has the meaning ascribed thereto in Section 1.23(e) of Schedule C;

"Depositary" means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to by the Company and the Purchaser for the purpose of, among other things, exchanging certificates representing Company Shares for the Arrangement Consideration in connection with the Arrangement;

"Directors" means each of the directors of the Company;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" has the meaning ascribed thereto in the Plan of Arrangement;

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

"Enforceability Limitations" means the effect of bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws relating to or affecting creditors' rights or remedies and the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), and the discretion of the court before which a proceeding is brought;

"Environment" means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

"Environmental Authorizations" means certificates of authorization, authorizations, Permits, consents, agreements, instructions, directions or registrations issued, granted, conferred or required by a Governmental Authority with respect to any Environmental Laws;

"Environmental Laws" means Laws relating to reclamation or restoration of property; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public health and safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, to air, surface water and groundwater; and all other Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances or wastes;

"Exchanges" means, collectively, the TSX, the TSXV and Nasdaq;

"Final Order" means the order of the Court approving the Arrangement under section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"GenCap" means GenCap Mining Advisory Ltd.;

"Governmental Authority" means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the Exchanges or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

"Hazardous Substances" means any element, waste or other substance, including an odour, a sound or a vibration, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Laws pertaining to health and safety or Environment Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, equipment and material containing polychlorinated biphenyls, mould, asbestos, asbestos-containing material, urea-formaldehyde and urea-formaldehyde-containing material;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as adopted in Canada;

"Indemnified Party" and "Indemnified Parties" have the meanings ascribed thereto in Section 4.9(a);

"Intellectual Property" means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any "moral" rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases (including assay), data collections, and drawings; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

"Key Persons" means each of Michael Konnert, Michael Pettingell and Grant Tanaka;

"Knowledge" means, when used with respect to the Company, the actual knowledge of Michael Konnert, Michael Pettingell, Grant Tanaka or Anna Pagliaro, and, when used with respect to the Purchaser, the actual knowledge of Juan Sartori, David M. Cole, Frederick Bell, Stefan Wenger, David Baker or David Gossen, in each case after making reasonable due inquiry, but without any requirement to make any inquiries of Governmental Authorities or to perform any search of any public registry office or system;

"Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

"Legal Action" means claims, actions, suits, arbitrations, proceedings or investigations wheresoever commenced or prosecuted, including, without restriction, any claim, action, suit, arbitration, proceeding or investigation under Environmental Laws;

"Liability" means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, known or unknown, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under IFRS);

"Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Mexican Antitrust Law" means the Federal Law of Economic Competition (Ley Federal de Competencia Económica) of Mexico;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"misrepresentation" has the meaning attributed to such term under the Securities Act;

"Money Laundering Laws" has the meaning ascribed thereto in Section 1.7(c)(i) of Schedule C;

"Nasdaq" means the Nasdaq Stock Market;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;

"Operator" means the owner or operator of each of the properties underlying the Purchaser Material Royalty Interests;

"Order" means any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Authority;

"ordinary course of business", or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

"Outside Date" means November 13, 2026 or such later date as may be agreed to in writing by the Parties, provided that either Party shall have the right to extend the Outside Date for up to an additional 60 days (in 30-day increments) if, as of the date that is ten Business Days prior to the original Outside Date (or any subsequent Outside Date), the CNA Approval has not been obtained and has not been denied by a non-appealable decision of CNA, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than five Business Days prior to the original Outside Date (or any subsequent Outside Date), provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain the CNA Approval is primarily caused by, or is primarily the result of, such Party's breach of any of its representations and warranties set forth in this Agreement or such Party's failure to perform or comply with its covenants herein;

"Panuco" means Panuco Royalty Corp., a corporation incorporated under the Laws of the Province of British Columbia;

"Panuco Project" means the Panuco silver-gold project located in Sinaloa, Mexico;

"Parties" means the parties to this Agreement and "Party" means any one of them;

"Permit" means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization (including an Environmental Authorization) of or from any Governmental Authority;

"Permitted Liens" means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to IFRS have been made in respect thereof), (b) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to IFRS have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such person's owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such person's owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person's business, (e) any right of way or easement related to public roads and highways, which does not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person's business; and (f) Liens arising under workers' compensation, unemployment insurance, social security, retirement and similar legislation;

"person" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

"Personal Information" means information (in any form or media) about an identifiable individual;

"Personal Property" has the meaning ascribed thereto in Section 1.19(b)(i) of Schedule C;

"Plan of Arrangement" means the plan of arrangement, substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Privacy Legal Requirements" has the meaning ascribed thereto in Section 1.23(c) of Schedule C;

"Providing Party" has the meaning ascribed thereto in Section 4.2(a);

"Purchaser" has the meaning specified in the preamble;

"Purchaser Balance Sheet Date" means December 31, 2025;

"Purchaser Board" means the board of directors of the Purchaser as constituted from time to time;

"Purchaser Confidentiality Agreement" means the confidentiality agreement dated as of September 24, 2025 between the Company and the Purchaser with respect to confidential information of the Company;

"Purchaser Data Room" means the material contained in the virtual data room established by the Purchaser as at 5:00 p.m. (Vancouver time) on May 12, 2026;

"Purchaser Equity Incentive Plan" means the 2020 incentive compensation plan of the Purchaser last approved by shareholders of the Purchaser on July 29, 2025;

"Purchaser Expense Reimbursement Event" has the meaning ascribed thereto in Section 8.1(c);

"Purchaser Financial Statements" has the meaning ascribed thereto in Section 1.11(a)(i) of Schedule D;

"Purchaser Fundamental Representations" means Section 1.1(a) [Organization and Qualification], Section 1.2(a) [Capitalization], Section 1.3 [Authority Relative to this Agreement] and Section 1.8 [Brokers] of Schedule D;

"Purchaser Material Adverse Effect" means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or could reasonably be expected to have a material and adverse effect on the business, operations, results of operations, capitalization, assets, liabilities (contingent or otherwise, including any contingent liabilities that may arise through outstanding pending or threatened litigation), obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) or prospects or privileges of the Purchaser and its subsidiaries, taken as a whole, but shall not include any result, fact, change, effect, event, circumstance, occurrence or development resulting from:

(a) any change in general political, economic or financial or capital market conditions globally;

(b) any change or proposed change in Laws;

(c) any change affecting securities or commodity markets in general;

(d) any change relating to currency exchange rates, interest rates or rates of inflation;

(e) any change in the price of commodities;

(f) any change in IFRS;

(g) any failure, in and of itself, by Purchaser or any of its subsidiaries to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations (it being understood that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided that such causes are not referred to in (a) to (f) above or (h) below); or

(h) any change as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of Purchaser's securities),

provided, however, the exclusion resulting from operation of each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to the Purchaser and its subsidiaries, taken as a whole, or materially disproportionately adversely affect Purchaser and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which Purchaser and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

"Purchaser Material Contract" has the meaning ascribed thereto in Section 1.14(a) of Schedule D;

"Purchaser Material Royalty Agreements" means the definitive agreements pursuant to which the Purchaser and/or any of the Purchaser Material Subsidiaries hold the Purchaser Material Royalty Interests, and any ancillary documentation or agreements relating to any security interests granted thereunder;

"Purchaser Material Royalty Interests" means the royalty interests relating to the Timok/Čukaru Peki (Serbia), Caserones (Chile), Karlawinda (Australia) and Laverton (Australia) projects;

"Purchaser Material Subsidiaries" means EMX Royalty Corporation, Elemental Royalties (Australia) Pty Ltd., Minera Tercero SpA, EMX Chile SpA, Indago Resources Pty Ltd., Elemental Royalties Ltd., Altus Strategies Limited, Altus Royalties Ltd., Eurasian Holdings (BVI) Inc. and EMX Chile (BVI) Inc.;

"Purchaser Public Disclosure Record" means all documents filed or furnished under applicable Securities Laws by or on behalf of the Purchaser on SEDAR+ between January 1, 2024 and the date hereof;

"Purchaser Share Consideration" means 0.15 of a Purchaser Share for each Company Share;

"Purchaser Shares" means the common shares without par value in the capital of the Purchaser;

"Registrar" means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

"Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

"Representatives" means, collectively, with respect to a Party, that Party's officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) and includes, in the case of (a) the Purchaser, Scotia Capital Inc., as financial advisor; and (b) the Company, GenCap, CIBC World Markets and Canaccord Genuity;

"Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Sanctioned Person" means (i) any person currently identified, listed or designated under the sanctions Laws, (ii) any person located, organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of sanctions Laws which prohibit a person resident in, or a national of, Canada, the United States, the United Kingdom or the European Union from doing business with or in that jurisdiction, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii);

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

"Securities Authorities" means the British Columbia Securities Commission and any other applicable securities commission or security regulatory authority of a Province or Territory of Canada;

"Securities Laws" means (a) the Securities Act and all other applicable Canadian provincial and territorial securities Laws; (b) the U.S. Securities Act, the U.S. Exchange Act and all other U.S. federal and state securities Laws; and (c) the rules and regulations of the TSX, the TSXV and Nasdaq, as applicable;

"SEDAR+" means the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval +;

"subsidiary" means, with respect to a specified entity, any, (a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation; (b) partnership, limited liability company, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and (c) a subsidiary (as defined in clauses (a) and (b)) of any subsidiary (as so defined) of such specified entity;

"Superior Proposal" means an unsolicited bona fide Acquisition Proposal made in writing on or after the date of this Agreement by an arm's length person or persons acting jointly (other than the Purchaser and its affiliates) that (a) is to acquire: (i) not less than all of the outstanding Company Shares (on a fully diluted basis), other than Company Shares beneficially owned by the person or group of persons making such Acquisition Proposal and pursuant to which all Company Shareholders are offered the same consideration in form and amount per Company Share to be purchased or otherwise acquired; or (ii) all or substantially all of the assets of the Company on a consolidated basis; (b) complies with Securities Laws and did not result from, or arise in connection with: (i)  a breach of Article 5; or (ii) any agreement between the person making such Acquisition Proposal and the Company or any of its subsidiaries (other than an Acceptable Confidentiality Agreement); (c) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith and after consultation with its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) is not subject to any due diligence and/or access condition (but, for greater certainty, may include a customary access covenant for the purposes of granting reasonable access to properties, books, records and personnel during any interim period if such covenant does not constitute a closing condition and there is no related closing condition); (e) the Company Board has determined in good faith, upon the recommendation from the Company Special Committee and after consultation with its financial advisors and outside legal counsel and after taking into account all the terms and conditions of such Acquisition Proposal and all other relevant factors, that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders from a financial point of view than the Arrangement (taking into account any amendment proposed to be made to this Agreement by the Purchaser in accordance with the terms of Section 5.4(b)) and the failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties under applicable Law; (f) the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay relative to the Arrangement, taking into account all the terms and conditions of such Acquisition Proposal and all other relevant factors permitted by applicable Law (including legal, financial, regulatory, timing and other factors and the identity of the person or group of persons making such Acquisition Proposal); and (g) if the Company does not have sufficient funds that are immediately available to pay the Termination Fee, the terms of such Acquisition Proposal provide that the maker of such Acquisition Proposal will advance or otherwise provide to the Company the cash required in order to pay the Termination Fee prior to the date on which such Termination Fee is to be paid;

"Superior Proposal Notice Period" has the meaning ascribed thereto in Section 5.4(a)(v);

"Support Agreements" means the voting and support agreements, dated effective on or before the date hereof, between the Purchaser and each of the Directors, Company Senior Management, Vizsla Silver and certain other Company Shareholders mutually agreed by the Parties, which agreements provide that each such director, officer and/or shareholder shall, among other things, vote all Company Shares of which they are the registered or beneficial holder, or over which they have control or direction, in favour of the Arrangement Resolution;

"Surviving Company" means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise) and any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of any Surviving Company with or into one or more other entities;

"Tax" or "Taxes" means any and all taxes, duties, imposts, levies, premiums, assessments, tariffs, or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, income taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, environment taxes, and transfer taxes, together with any interest, penalties and additions payable in respect thereof, whether disputed or not;

"Tax Act" means the Income Tax Act (Canada);

"Tax Return" means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof;

"Termination Fee" has the meaning ascribed thereto in Section 8.1(d);

"Termination Fee Event" has the meaning ascribed thereto in Section 8.1(a);

"Third Party" means any person other than the Company, the Purchaser or any of their respective affiliates;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Vizsla Silver" means Vizsla Silver Corp., a corporation existing under the Laws of the Province of British Columbia; and

"Voting Debt" means bonds, debentures, notes or other evidences of indebtedness issued by the Company or any of its subsidiaries that have the right to vote on any matters on which shareholders or equityholders of the Company or any of its subsidiaries may vote, or debt instruments convertible into, or exchangeable for, securities having such right.

1.2 Currency

Except where otherwise specified, all references to "$" or to currency herein are to lawful money of Canada.

1.3 Interpretation Not Affected by Headings

(a) The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(b) The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof.

(c) Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule of or to this Agreement.

1.4 Extended Meanings, Etc.

(a) This Agreement shall be read with all changes in number and gender required by the context.

(b) The terms "including" or "includes" and similar terms of inclusion, unless expressly modified by the words "only" or "solely", mean "including without limiting the generality of the foregoing" and "includes without limiting the generality of the foregoing".

(c) Unless the context otherwise requires, all accounting terms are to be interpreted in accordance with IFRS.

(d) Unless the context otherwise requires, all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(e) Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated or otherwise.

1.5 Date of any Action; Computation of Time

(a) If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

(b) A period of time is to be computed as beginning on the day following the event that began the period and ending, if the last day of the period is:

(i) a Business Day, then at 5:00 p.m. (Vancouver time) on the last day of the period; or

(ii) is not a Business Day, then at 5:00 p.m. (Vancouver time) on the next Business Day.

1.6 Schedules

The following Schedules to this Agreement are an integral part of this Agreement:

Schedule A - Form of Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C - Representations and Warranties of the Company

Schedule D - Representations and Warranties of the Purchaser

ARTICLE 2
THE ARRANGEMENT

2.1 The Arrangement

(a) The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b) The Arrangement Filings shall implement the Plan of Arrangement.

(c) From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement.

(d) The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place electronically at 8:00 a.m. (Vancouver time) on the Effective Date.

(e) The Effective Date shall occur:

(i) on the date that is three Business Days following satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date); or

(ii) at such other time or such other place as may be agreed to by the Parties.

(f) The Parties agree that the Arrangement will be structured and carried out with the intention that, assuming the Final Order is granted by the Court, all of the Purchaser Shares to be issued and exchanged on completion of the Arrangement to the Company Shareholders will be issued and exchanged by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

2.2 Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will promptly:

(a) subject to compliance with applicable Securities Laws:

(i) immediately after the execution of this Agreement; or

(ii) such later time prior to the next opening of markets in Toronto as is agreed to by the Company and the Purchaser,

issue a news release announcing the entering into of this Agreement and the support of the Company Board for the Arrangement, which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably; and

(b) file such news release and a corresponding material change report in accordance with applicable Securities Laws.

2.3 Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will:

(a) cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order; and

(b) subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement.

2.4 Circular

(a) As promptly as reasonably practicable after the date of this Agreement, the Company shall, in consultation with the Purchaser, prepare and complete the Circular, together with any other documents required by applicable Laws in connection with the Company Meeting and the Arrangement.

(b) The Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by them.

(c) The Company shall ensure that the Circular complies in all material respects with applicable Laws and the Interim Order, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference):

(i) will not contain any misrepresentation (other than with respect to any information furnished in writing by the Purchaser); and

(ii) provides the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(d) All information relating solely to the Purchaser or any of its affiliates included in the Circular shall:

(i) be provided by the Purchaser in accordance with Section 2.4(f); and

(ii) be in form and content satisfactory to the Purchaser, acting reasonably.

(e) The Circular will include:

(i) a copy of the Company Board Fairness Opinion and the Company Special Committee Fairness Opinion;

(ii) a statement that the Company Special Committee has unanimously determined and the Company Board has unanimously determined, that the Arrangement is:

(A) fair to the Company Shareholders; and

(B) in the best interests of the Company;

(iii) the unanimous recommendation of the Company Board (subject to abstentions where legally required) that the Company Shareholders vote in favour of the Arrangement Resolution;

(iv) the rationale for that recommendation; and

(v) a statement that each Director and executive officer of the Company intends to vote all Company Shares held by him or her in favour of the Arrangement Resolution.

(f) The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Circular pursuant to applicable Laws and any other documents related thereto.

(g) The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Circular and the Company shall, as soon as reasonably practicable after the issuance of the Interim Order, cause the Circular to be sent to be filed and sent to each Company Shareholder and other person as required by the Interim Order and applicable Laws.

(h) The Company and the Purchaser will each promptly notify the other if, at any time before the Effective Date, it becomes aware (in the case of the Company, only with respect to the Company, and, in the case of the Purchaser, only with respect to the Purchaser) that the Circular or any other document referred to in Section 2.4(e):

(i) contains any misrepresentation; or

(ii) otherwise requires any amendment or supplement,

and promptly deliver written notice to the other Party setting out full particulars thereof.

(i) The Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any:

(i) required supplement or amendment to the Circular or such other document, as the case may be; and

(ii) related news release or other document necessary or desirable in connection therewith.

(j) The Company shall keep the Purchaser fully informed, in a timely manner, of any requests or comments made by the Securities Authorities or the TSXV in connection with the Circular.

2.5 Interim Order, Meeting and Final Order

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a) as soon as reasonably practicable after the execution of this Agreement, apply to, and have the hearing for the Interim Order before, the Court pursuant to Section 291(2) of the BCBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with the application for, and diligently pursue obtaining, the Interim Order;

(b) lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company's notice of articles and articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued, and, in any event, not later than July 13, 2026, for the purpose of having the Company Shareholders consider the Arrangement Resolution;

(c) not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) such Company Meeting without the prior written consent of the Purchaser, except (a) as required for quorum purposes (in which case the Company Meeting will be adjourned or postponed and not cancelled, and shall be reconvened as soon as reasonably practicable thereafter); or (b) as required by applicable Law or by a Governmental Authority; provided, however, if the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, then the Company may, and upon the request of the Purchaser shall, adjourn or postpone the Company Meeting to a date that is not more than 15 Business Days after the date on which the Company Meeting was originally scheduled to be held (and, in any event, prior to the Outside Date);

(d) solicit proxies:

(i) in favour of the approval of the Arrangement Resolution; and

(ii) against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay, the Arrangement Resolution or the completion of the transactions contemplated by this Agreement, including, upon the request of the Purchaser, engaging, at the expense of the Purchaser, the services of a firm chosen by the Purchaser (acting reasonably) as proxy solicitation agent to solicit proxies in favour of the approval of the Arrangement Resolution;

(e) recommend to all Company Shareholders that they vote in favour of the Arrangement Resolution;

(f) if required pursuant to the terms of such securities or applicable Law, provide notice to holders of the Company Options, Company DSUs, Company RSUs and Company PSUs of the vesting and, if applicable, treatment of such instruments as contemplated by this Agreement and the Plan of Arrangement;

(g) take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Company Shareholders;

(h) consult with the Purchaser in fixing the date of the Company Meeting;

(i) provide the Purchaser with copies of or access to information regarding the Company Meeting generated by the Company's transfer agent and any proxy solicitation agents, as reasonably requested from time to time by the Purchaser, and consult with the Purchaser and keep the Purchaser apprised with respect to the proxy solicitation process;

(j) give notice to the Purchaser of the Company Meeting;

(k) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis commencing ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Arrangement Resolution;

(l) promptly provide the Purchaser with any notice relating to the Company Meeting;

(m) allow Representatives of the Purchaser to attend the Company Meeting;

(n) not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by applicable Law or the Company's articles;

(o) subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Company Meeting and, in any event, not later than three Business Days thereafter, make application to the Court pursuant to section 291 of the BCBCA for the Final Order;

(p) proceed with such application and diligently pursue obtaining the Final Order;

(q) if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by applicable Law to return to the Court with respect to the Final Order, to do so after prior notice to, and in consultation and cooperation with, the Purchaser; and

(r) subject to:

(i) obtaining the Final Order; and

(ii) the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, file the Arrangement Filings required to be filed prior to the Effective Date with the Registrar, provided, however, that the Arrangement Filings shall not be sent to the Registrar, for endorsement and filing by the Registrar, except as contemplated hereby or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

2.6 Substantive Provisions of Interim Order

The application referred to in Section 2.5(a) shall, unless the Company and the Purchaser agree otherwise, include a request that the Interim Order provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and the manner in which such notice is to be provided;

(b) for confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting, which record date shall not be later than the date of the issue of the Interim Order, and which record date shall be fixed and published by the Company in consultation with the Purchaser;

(c) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court and without the necessity of first convening the Company Meeting or first obtaining any vote of the Company Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Company Board may determine is appropriate in the circumstances;

(d) that the requisite approvals of the Arrangement Resolution will be at least:

(i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting; and

(ii) if applicable, 50% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting, after excluding the votes of any persons whose votes must be excluded, all in accordance with MI 61-101;

(e) that in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements with respect to meetings of Company Shareholders and other matters, shall apply with respect to the Company Meeting;

(f) for the grant of Dissent Rights only to those Company Shareholders who are registered holders of Company Shares, as contemplated in the Plan of Arrangement;

(g) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h) that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Securities Laws;

(i) that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order; and

(j) for such other matters as the Purchaser may reasonably require.

2.7 Court Proceedings

(a) The Company will provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments.

(b) The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

(c) Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the Arrangement Consideration or any modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement.

(d) The Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

(e) The Company will provide the Purchaser, on a timely basis, with:

(i) copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of:

(A) the application for the Interim Order or the Final Order; or

(B) any appeal therefrom;

and

(ii) any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to:

(A) oppose the granting of the Interim Order or the Final Order; or

(B) appeal the Interim Order or the Final Order.

(f) The Company will oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement.

(g) If at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so only after notice to, and in consultation and cooperation with, the Purchaser.

2.8 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that the Purchaser Shares to be issued and exchanged for the Company Shares pursuant to the Arrangement will be issued and exchanged by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and in compliance with applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.8. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and exchange of Purchaser Shares in the Arrangement based on the Court's approval of the Arrangement prior to the hearing of the Court required to approve the Arrangement;

(c) the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Company Shareholders receiving Purchaser Shares pursuant to the Arrangement;

(d) the Company will ensure that each person entitled to receive Purchaser Shares on completion of the Arrangement will be given appropriate and adequate notice in a timely manner advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) each person entitled to receive Purchaser Shares will be advised that the Purchaser Shares to be issued and exchanged for the Company Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, and that the Purchaser Shares to be issued to affiliates (as defined in Rule 144 under the U.S. Securities Act) of the Purchaser on the Effective Date, or within 90 days prior to the Effective Date, may be subject to restrictions on resale without registration under the U.S. Securities Act or compliance with the requirements of an exemption therefrom, including Rule 144 promulgated under the U.S. Securities Act;

(f) the Interim Order approving the Company Meeting will specify that each person entitled to receive Purchaser Shares will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act;

(g) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Company Shareholders to whom the Purchaser Shares will be issued; and

(h) the Final Order shall include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser, pursuant to the Plan of Arrangement."

2.9 Dissent Rights

(a) The Company will give the Purchaser prompt notice of receipt of any (i) written notice of any dissent or purported exercise by any Company Shareholder of Dissent Rights; (ii) withdrawal of such a notice; and (iii) other instruments served pursuant to Dissent Rights and received by the Company.

(b) The Company shall not (i) make any payment or settlement offer; (ii) agree to any such settlement; or (iii) conduct any negotiations, prior to the Effective Time with respect to any such dissent, notice or instrument, without the prior written consent of the Purchaser.

2.10 List of Securityholders

(a) Upon the reasonable request from time to time of the Purchaser, the Company will promptly provide the Purchaser with lists (in electronic form) of: (i) registered (A) Company Shareholders; (B) Company Optionholders; (C) Company DSU Holders; (D) Company RSU Holders; and (E) Company PSU Holders, together with their addresses and their respective holdings of Company Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, as applicable; and (ii) the names of non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co., Cede & Co. and the Depositary Trust Company), together with their respective addresses and holdings of Company Shares (provided that any list of non-objecting beneficial owners of Company Shares may only be used in the manner prescribed in section 7.1 of NI 54-101).

(b) The Company will, or will require that its registrar and transfer agent, from time to time, furnish the Purchaser with such additional information, including: (i) updated or additional lists of Company Shareholders, Company Optionholders, Company DSU Holders, Company RSU Holders and Company PSU Holders; (ii) information regarding beneficial ownership of Company Shares (provided that any list of non-objecting beneficial owners of Company Shares may only be used in the manner prescribed in section 7.1 of NI 54-101); and (iii) other assistance as the Purchaser may reasonably request.

2.11 Securityholder Communications

(a) The Company and the Purchaser agree to cooperate in the preparation of any presentations regarding the Arrangement, including to any:

(i) Company Shareholders; or

(ii) the analyst community,

provided, however, that the foregoing shall be subject to the Company's overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

(b) The Company agrees to consult with the Purchaser in connection with any formal meeting relating to the Arrangement that it may have, including with:

(i) Company Shareholders; or

(ii) analysts,

provided, however, that the foregoing shall be subject to the Company's overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

2.12 Treatment of Company Equity Incentive Awards

(a) The Parties acknowledge that the outstanding Company Options, Company DSUs, Company RSUs and Company PSUs shall be treated in accordance with the provisions of the Plan of Arrangement.

(b) The Parties shall take all such reasonable steps as may be necessary or desirable to give effect to Section 2.12(a).

2.13 Payment of Arrangement Consideration

Following the receipt of the Final Order and immediately prior to the filing by the Company of the Arrangement Filings with the Registrar in accordance with this Agreement, the Purchaser shall deposit or cause to be deposited in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) (a) sufficient funds, and (b) an irrevocable treasury direction for the issuance of Purchaser Shares, in each case necessary to satisfy and deliver the aggregate Arrangement Consideration as provided in the Plan of Arrangement.

2.14 Withholding Taxes

(a) The Company, the Purchaser and the Depositary, as the case may be, will be entitled to deduct or withhold (or cause to be deducted or withheld) from any consideration otherwise payable to any Company Securityholder under the Plan of Arrangement (including any payment to Company Shareholders exercising Dissent Rights), such amounts as the Company, the Purchaser or the Depositary is required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act or any other provisions of any applicable Laws.

(b) For the purposes of such deduction and withholding:

(i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and

(ii) such deducted or withheld amounts shall be remitted to the appropriate Governmental Authority in the time and manner required by the applicable Law by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

2.15 U.S. Tax Matters

(a) For United States federal (and applicable state and local) income tax purposes, the Parties intend that the exchange of Company Shares for Purchaser Shares be treated as a sale by the Company Shareholders, and a purchase by the Purchaser, of all of such Company Shares, and the Purchaser and the Company Shareholders shall file their income Tax returns and deal with any United States federal (and applicable state and local) taxing authority in a manner consistent with such treatment.

(b) For United States federal (and applicable state and local) income Tax purposes any payment to Company Shareholders exercising Dissent Rights is, and shall be treated by the parties as, a sale by the Company Shareholders, and a purchase by the Company, of all of such Company Shares, and the Company and Company Shareholders shall file their income Tax returns and deal with any United States federal (and applicable state and local) taxing authority in a manner consistent with such treatment.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement. Nothing in the Company Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made in Schedule C unless the Company Disclosure Letter identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in Schedule C unless the representation or warranty pertains to the existence of the document or other item itself. Disclosure of any information in the Company Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item or information in any schedule or section of the Company Disclosure Letter shall not constitute disclosure of such item or confirmation for any other schedule or section of the Company Disclosure Letter for which disclosure may be required.

3.2 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.3 Survival of Representations and Warranties

(a) No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.

(b) The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4
COVENANTS

4.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as expressly required or permitted pursuant to this Agreement or the Plan of Arrangement, (ii) as required by applicable Law or a Governmental Authority, or (iii) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(a) the Company will and will cause its subsidiaries to:

(i) conduct the businesses of the Company and its subsidiaries only in the ordinary course of business, and in accordance, in all material respects, with applicable Law;

(ii) comply in all material respects with the terms of all Contracts of the Company and its subsidiaries; and

(iii) use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries' business organizations, assets, properties, rights, goodwill and business relationships;

(b) the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors' and officers' insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months, except that renewal steps may be taken in advance of expiry;

(c) the Company will and will cause its subsidiaries to:

(i) use commercially reasonable efforts to retain the services of its and its subsidiaries' existing employees and consultants (including the Company Senior Management) until the Effective Time; provided, however, that for purposes of this Section 4.1(c)(i), "commercially reasonable efforts" shall not require the payment of retention bonuses or other incentive compensation; and

(ii) promptly provide written notice to the Purchaser of the resignation or termination of any of the Key Persons;

(d) the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly:

(i) alter or amend its Constating Documents or the Constating Documents of its subsidiaries;

(ii) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Company Shares;

(iii) split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of, the Company Shares or any other securities of the Company or its subsidiaries;

(iv) reduce the stated capital of the Company Shares or any other securities of the Company or its subsidiaries;

(v) other than as required by Section 4.1(b) or Section 4.9(b), increase any coverage under any directors' and officers' insurance policy;

(vi) issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber, any Company Shares or other securities of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of the Company or its subsidiaries, including, but not limited to, the issue or award of any Company Options, Company DSUs, Company RSUs or Company PSUs but excluding issuances of Company Shares pursuant to the exercise or settlement of outstanding Company Options, Company DSUs, Company RSUs or Company PSUs;

(vii) redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries except according to their terms;

(viii) amend the terms of any securities of the Company or its subsidiaries, or amend the terms of any outstanding indebtedness of the Company or its subsidiaries;

(ix) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(x) reorganize, recapitalize, restructure, amalgamate or merge the Company or any of its subsidiaries with any other person;

(xi) create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of the Company or its subsidiaries or the appointment of governing bodies or enter into any joint ventures;

(xii) engage in any transaction with any related parties other than with its wholly-owned subsidiaries in the ordinary course of business;

(xiii) make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as required by concurrent changes in IFRS; or

(xiv) enter into, modify or terminate any Contract with respect to any of the foregoing;

(e) the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly:

(i) sell, pledge, lease, surrender, licence, lose the right to use, mortgage, dispose of or encumber any assets or properties of the Company or its subsidiaries, other than inventory or immaterial personal property in the ordinary course of business;

(ii) acquire or commit to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, in each case, directly or indirectly, in one transaction or a series of transactions, other than immaterial personal property in the ordinary course of business;

(iii) other than intercompany loans and advances in the ordinary course of business, incur any indebtedness or create or issue any debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances;

(iv) incur or commit to capital expenditures unless such capital expenditures have been approved prior to the date hereof by the Company Board in the ordinary course of business;

(v) enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course of business consistent with past practice;

(vi) make any Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice;

(vii) settle or compromise any Tax claim, assessment, reassessment or liability;

(viii) file any amended Tax Return;

(ix) enter into any agreement with a Governmental Authority with respect to Taxes;

(x) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, or consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(xi) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(xii) pay, discharge or satisfy any claim, liability, indebtedness or obligation prior to the same being due, other than the payment, discharge or satisfaction of the same, in the ordinary course of business, in accordance with their terms;

(xiii) voluntarily waive, release, assign, settle or compromise any Legal Action; or

(xiv) engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company and its subsidiaries in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement, or authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f) other than actions in respect of the Company Royalty Agreements and the Company Royalty Interests to which Section 4.1(g) applies, the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i) terminate, fail to renew, cancel, waive, release, grant or transfer any rights, including:

(A) any Company Permit;

(B) any existing contractual rights; or

(C) any other material legal rights or claims;

(ii) except in connection with matters otherwise permitted under this Section 4.1:

(A) enter into any Contract which would be a Company Material Contract if in existence on the date hereof; or

(B) terminate, cancel, extend, renew or amend, modify or change any Company Material Contract;

(iii) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee);

(iv) modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(v) enter into any transaction or perform any act which could reasonably be expected to materially impede, prevent or delay, or be inconsistent with, the successful completion of the transactions contemplated herein;

(g) the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly (and, notwithstanding anything herein to the contrary, the Purchaser's consent to the following actions may be unreasonably withheld, conditioned or delayed):

(i) terminate, fail to renew, cancel, waive, release, grant or transfer the Company Royalty Interests or any existing contractual rights under any Company Royalty Agreement; or

(ii) terminate, cancel, extend, renew or amend, modify or change any Company Royalty Agreement;

(h) neither the Company nor its subsidiaries will, except pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof and as is necessary to comply with applicable Laws:

(i) grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii) grant any general salary increase, fee or pay any other compensation to the directors, officers, employees or consultants of the Company and its subsidiaries, other than the payment of salaries, fees and benefits in the ordinary course of business;

(iii) take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv) enter into or modify any employment or consulting agreement with any employee, consultant, officer or director of the Company or its subsidiaries;

(v) terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management), except for cause or as contemplated in Section 4.8 of this Agreement;

(vi) increase any benefits payable under its current severance or termination pay policies;

(vii) adopt or amend or make any contribution to or any award under any bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any director, officer or employee or any former director, officer or employee of the Company or its subsidiaries; or

(viii) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Company Equity Incentive Plan;

(i) the Company will not, and will not cause or permit its subsidiaries to, make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(j) the Company will not, and will not cause or permit its subsidiaries to:

(i) make an application to amend, terminate, allow to expire or lapse or otherwise modify any Company Permit;

(ii) take any action or fail to take any action which action or failure to act would:

(A) result in the loss, expiration or surrender of, or the loss of any benefit; or

(B) reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights,

under any Company Permit;

(k) the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Legal Action:

(i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy; or

(ii) brought by any present, former or purported holder of its securities,

in connection with the transactions contemplated by this Agreement or the Arrangement;

(l) the Company will not, and will not cause or permit its subsidiaries to, commence any Legal Action, other than Legal Action in connection with:

(i) the collection of accounts receivable;

(ii) the enforcement of the terms of this Agreement or the Purchaser Confidentiality Agreement;

(iii) the enforcement of other obligations of the Purchaser; or

(iv) Legal Action commenced against the Company;

(m) the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract:

(i) containing:

(A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business;

(B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted; or

(C) any limit or restriction on the ability of:

(I) the Company or its subsidiaries; or

(II) following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates,

to solicit customers or employees; or

(ii) that would reasonably be expected to materially impede, prevent or delay the completion of the Arrangement; and

(n) as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the matters to which the negative covenants in Sections 4.1(d) to 4.1(m) inclusive pertain.

4.2 Access to Information

(a) Subject to compliance with applicable Laws and the terms of any existing Contracts, each Party (the "Providing Party") will afford to the other Party and its Representatives (the "Accessing Party"), until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, continuing access to the Company Data Room or Purchaser Data Room, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party's and its subsidiaries' businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided, that:

(i) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and its subsidiaries; and

(ii) other than in circumstances where access thereto or disclosure thereof would not result in the loss of solicitor-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to solicitor-client privilege.

(b) Subject to compliance with applicable Laws, the Company will also make available to the Purchaser and its Representatives information requested by the Purchaser for the purposes of preparing, considering and implementing plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement.

(c) Without limiting the generality of the provisions of the Purchaser Confidentiality Agreement and the Company Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Purchaser Confidentiality Agreement or the Company Confidentiality Agreement, as applicable, each of which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement.

(d) If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Purchaser Confidentiality Agreement or the Company Confidentiality Agreement, then the provisions of this Agreement will supersede those of the Purchaser Confidentiality Agreement or the Company Confidentiality Agreement, but only to the extent of the conflict or inconsistency and all other provisions of the Purchaser Confidentiality Agreement or the Company Confidentiality Agreement, as applicable, will remain in full force and effect.

(e) Investigations made by or on behalf of a Party, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the other Party in this Agreement.

4.3 Covenants of the Company in Respect of the Arrangement

(a) During the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to the terms and conditions of this Agreement, the Company shall, and shall cause its subsidiaries to, perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i) publicly announcing the:

(A) execution of this Agreement;

(B) support of the Company Board of the Arrangement;

(C) recommendation of the Company Board to the Company Shareholders to vote in favour of the Arrangement Resolution; and

(D) support of each of the Directors and Company Senior Management pursuant to the Support Agreements;

(ii) using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are:

(A) necessary or advisable under the Company Material Contracts in connection with the Arrangement; or

(B) required in order to maintain the Company Material Contracts in full force and effect following completion of the Arrangement,

in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; and

(iii) applying for and using commercially reasonable efforts to obtain conditional approval of the TSXV of the Arrangement.

(b) During the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to applicable Law, the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of any:

(i) change in any "material fact" or any "material change" (as defined in the Securities Act) in relation to the Company or its subsidiaries;

(ii) event, circumstance or development that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii) notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement;

(iv) notice or other communication from any Governmental Authority in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(v) filings, actions suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company and its subsidiaries or its material assets including the Company Royalty Interests;

(vi) breach of this Agreement by the Company; or

(vii) event occurring after the date of this Agreement that would:

(A) render a representation or warranty, if made on that date or the Effective Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied; or

(B) result in the failure of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

4.4 Covenants of the Purchaser in Respect of the Arrangement

(a) During the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(i) cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining, the waivers, consents and approvals referred to in Section 4.3(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(ii) applying for and using commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and Nasdaq of the aggregate Purchaser Share Consideration; and

(iii) forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it.

(b) During the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to applicable Law, the Purchaser will promptly notify the Company orally and then promptly notify the Company in writing of any:

(i) "material change" (as defined in the Securities Act) in relation to the Purchaser or its subsidiaries;

(ii) event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(iii) notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement;

(iv) notice or other material communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company);

(v) breach of this Agreement by the Purchaser; or

(vi) event occurring after the date of this Agreement that would:

(A) render a representation or warranty, if made on that date or the Effective Date, untrue or inaccurate such that any of the conditions in Section 7.2(b) would not be satisfied; or

(B) result in the failure in any material respect of the Purchaser to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

4.5 Covenants of the Purchaser Regarding Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as expressly required or permitted pursuant to this Agreement or the Plan of Arrangement, (ii) as required by applicable Law or a Governmental Authority, or (iii) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), it shall not, directly or indirectly:

(a) make any amendment to its Constating Documents that would have a material adverse effect on its ability to consummate the transactions contemplated hereby or change its authorized share capital;

(b) split, combine, subdivide or reclassify its share capital;

(c) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances or capital contributions to, or investments in, any person, in each case that would reasonably be expected to materially prevent, materially impede or materially delay the consummation of the Arrangement or other transactions contemplated by this Agreement;

(d) declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of the Purchaser owned by any person or the securities of any of its subsidiaries other than, in the case of the Purchaser, any dividends, distributions or payments declared and paid in the ordinary course consistent with past practice in accordance with its dividend policy, including, for greater certainty, as announced prior to the date of this Agreement, and in the case of any subsidiary of the Purchaser, any dividends, distributions or payments payable to the Purchaser or any wholly owned subsidiary of the Purchaser or any of their respective shareholders;

(e) amend the terms of any of the shares in the capital of the Purchaser or any other securities of the Purchaser or its subsidiaries;

(f) reduce the stated capital of the shares of the Purchaser or any other securities of the Purchaser or its subsidiaries;

(g) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(h) take any action that is intended to individually or in the aggregate materially prevent, impede or delay the consummation of the Arrangement or the other transactions contemplated by this Agreement, or

(i) agree or commit to do any of the foregoing.

4.6 Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it will:

(a) use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control;

(b) use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using commercially reasonable efforts to:

(i) obtain the CNA Approval;

(ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;

(iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement;

(iv) defend all lawsuits or other legal, regulatory or other proceedings against the other Party or its directors or officers challenging or affecting this Agreement or the completion of the Arrangement; and

(v) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(c) use commercially reasonable efforts to not take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to materially impede, prevent or delay the completion of the Arrangement;

(d) use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof; and

(e) use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party's legal counsel to permit the completion of the Arrangement.

4.7 CNA Approval

(a) As soon as reasonably practicable after the date hereof, the Purchaser and the Company will (i) make or cause to be made all notifications, filings, applications and submissions required or advisable in order to obtain the CNA Approval (it being acknowledged and agreed that, within 15 Business Days of the date hereof, the Parties will make a joint filing in connection with the CNA Approval); and (ii) use all commercially reasonable efforts to promptly respond to any information requests made by any Governmental Authority in connection with the CNA Approval.

(b) Each of the Purchaser and the Company shall use commercially reasonable efforts to obtain the CNA Approval as soon as is reasonably practicable after the date of this Agreement.

(c) Without limiting the generality of any other provisions herein, subject to Law, each Party will:

(i) permit the other Party to review in advance any proposed applications, notices, filings, submissions, material correspondence and material written communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding the CNA Approval, and will provide the other Party a reasonable opportunity to comment thereon and agree to give reasonable consideration to those comments when preparing subsequent drafts and final versions, provided that it is agreed that competitively sensitive information may be redacted from materials shared between the Parties and shared on an external counsel only basis;

(ii) promptly provide the other Party with any applications, notices, filings, submissions, material correspondence and material written communications (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining or concluding the CNA Approval, provided that it is agreed that competitively sensitive information may be redacted from materials shared between the Parties and shared on an external counsel only basis;

(iii) not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with any Governmental Authority in respect of obtaining or concluding the CNA Approval unless it consults in advance with the other Party and the other Party or its legal counsel is provided with an opportunity to attend and participate in such meetings or discussions, unless such Governmental Authority requests otherwise; and

(iv) keep the other Party promptly informed of the status of discussions relating to obtaining or concluding the CNA Approval.

(d) Notwithstanding anything to the contrary in this Section 4.7, the Purchaser shall control and lead all communications and strategy in connection with obtaining the CNA Approval.

(e) All filing fees (including any Taxes thereon) in respect of any filing made to the CNA in respect of the CNA Approval shall be borne by the Purchaser.

4.8 Resignations of Board and Senior Management

(a) Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and it shall cause its subsidiaries to use commercially reasonable efforts to cause, all directors of the Company and its subsidiaries to provide resignations on the Effective Date, which resignations shall become effective immediately following the acquisition by the Purchaser of all of the issued and outstanding shares in the capital of the Company pursuant to the Plan of Arrangement.

(b) The Company will provide releases from liability to such individuals as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, each acting reasonably, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations in favour of the Company (excluding any indemnification obligations set out in Section 4.9) and in form and substance satisfactory to the Purchaser, acting reasonably.

(c) Prior to the Effective Time, the Company shall use commercially reasonable efforts to, and it shall cause its subsidiaries to use commercially reasonable efforts to, either:

(i) cause those executive officers of the Company and its subsidiaries listed in Schedule 4.8(c) of the Company Disclosure Letter as may be identified by the Purchaser to the Company in writing to provide resignations; or

(ii) terminate the employment or consulting relationship of such executive officers effective as at the Effective Time;

in exchange for the payments, if any, set forth in Schedule 4.8(c) of the Company Disclosure Letter.

(d) The Company will provide releases from liability to such resigned or terminated executive officers as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, acting reasonably, in exchange for the execution of full and final releases, by the executive officers in favour of the Company and its subsidiaries, from all liability and obligations (excluding any indemnification obligations set out in Section 4.9) and in form and substance satisfactory to the Purchaser, acting reasonably.

(e) From and after the Effective Time, the Purchaser shall honour and comply with, or cause the Company, its subsidiaries and any successor to the Company (including any Surviving Company) to honour and comply with, the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries properly disclosed to the Purchaser in Schedule 4.8(e) of the Company Disclosure Letter.

4.9 Indemnification and Insurance

(a) The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, copies of which are included in the Company Data Room, will:

(i) survive, and continue in full force and effect following, the completion of the transactions contemplated by this Agreement; and

(ii) shall not be modified by such completion,

and from and after the Effective Time the Purchaser shall, and shall cause the Company and any successor to the Company (including any Surviving Company) to, continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b) Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors' and officers' liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such run-off directors' and officers' liability insurance shall not exceed 350% of the current annual aggregate premium for directors' and officers' liability insurance currently maintained by the Company and its subsidiaries, as disclosed to the Purchaser before the date of this Agreement.

4.10 Pre-Acquisition Reorganization

(a) The Company agrees that it shall, upon request of the Purchaser:

(i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a "Pre-Acquisition Reorganization"), and

(ii) cooperate with the Purchaser and its advisors to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which such Pre-Acquisition Reorganization would most effectively be undertaken.

(b) The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their best efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

(c) The Purchaser agrees that it will be responsible for all costs and expenses (including any professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, taxes, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

(d) The Purchaser acknowledges and agrees that the Pre-Acquisition Reorganization shall not:

(i) materially impede, prevent or delay completion of the Arrangement;

(ii) in the opinion of the Company, acting reasonably, prejudice the Company Shareholders in any respect;

(iii) require the Company to obtain the approval of the Company Shareholders or contravene any applicable Laws, the Company's Constating Documents or any Company Material Contract;

(iv) unreasonably interfere in any material operations of the Company or its subsidiaries prior to the Effective Time;

(v) be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, it being acknowledged by the Purchaser that actions taken pursuant to any Pre-Acquisition Reorganization could require the consent of third parties under applicable Company Material Contracts;

(vi) require the Company or any subsidiary to contravene any Laws, their respective organizational documents or any Company Material Contract; or

(vii) result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

4.11 TSXV Delisting

If requested by the Purchaser, the Company agrees to cooperate with the Purchaser in taking, or causing to be taken, all actions necessary to delist the Company Shares from the TSXV as promptly as practical following the Effective Time (including, if requested by the Purchaser, such actions as may be necessary to delist the Company Shares on the Effective Date).

4.12 Waiver of Cash Payouts for Company Options

Prior to the Effective Time, the Company covenants and agrees to cause the Key Persons to waive any entitlements to receive a cash payout for their Company Options in connection with the Arrangement.

4.13 Transfer of Nominal Shares

At the Effective Time, the Company covenants and agrees to cause any shares of Canam, which are not held directly or indirectly by the Company, to be transferred to such person as is designated by the Purchaser. The Company covenants and agrees to cause the holder thereof to execute and deliver all required transfer documentation to effect such transfer.

4.14 Name Change

The Purchaser covenants that, promptly following the Effective Time, and in any event within five Business Days thereafter, it shall cause the name of the Company to be changed to a name that does not include the word "Vizsla" or any variation, derivative or confusingly similar term, and shall cease using "Vizsla" in its corporate name and branding.

ARTICLE 5
COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(a) Except as expressly permitted in this Article 5, from and after the date of this Agreement and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company will not, and will cause its subsidiaries not to, directly or indirectly, through any of their Representatives or otherwise, and shall not permit any such person to:

(i) make, initiate, solicit, assist, or encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to or disclosure of any confidential information, properties, facilities, books or records of the Company or any of its subsidiaries), any inquiry, proposal or offer that constitutes, or that could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii) enter into, continue or otherwise engage or participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser, its affiliates or any of their respective Representatives) regarding any inquiry, proposal or offer that constitutes, or that could reasonably be expected to constitute or lead to, an Acquisition Proposal provided, however, that the Company or its Representatives may, subject to the Company first complying with Section 5.2, communicate with such person for the sole purpose of advising such person that such Acquisition Proposal does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(iii) take no position or remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or propose publicly to agree to, accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than three Business Days after such Acquisition Proposal has been publicly announced or publicly disclosed shall not constitute a violation of this Section 5.1(a)(iii));

(iv) make or propose publicly to make a Change of Recommendation;

(v) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3); or

(vi) make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the Company Board of the transactions contemplated hereby.

(b) The Company will, and will cause its subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its affiliates and their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or that could reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, the Company will:

(i) immediately discontinue access to and disclosure of all information, if any, to any such person, including access to any data room, virtual or otherwise, and any confidential information, properties, facilities, books and records of the Company or any of its subsidiaries; and

(ii) within two Business Days after the date hereof, to the extent such information has not previously been returned or destroyed, promptly request, and exercise all rights it has to require, the return or destruction of all copies of any confidential information regarding the Company and its subsidiaries provided to any person (other than the Purchaser, its affiliates and their respective Representatives) and the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or its subsidiaries, using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c) The Company represents and warrants that, since May 1, 2024, neither the Company nor any of its subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its subsidiaries is a party and further covenants and agrees:

(i) not to release (or allow any of its subsidiaries to release) any person from, grant any permission under or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill or similar provisions in any such confidentiality agreement to which the Company or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(c)); and

(ii) to, and to cause each of its subsidiaries to, take all necessary action to enforce on a timely basis each confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party.

5.2 Notification of Acquisition Proposals

The Company will:

(a) promptly notify the Purchaser, at first orally, and then as soon as practicable thereafter (and in any event within 24 hours) in writing, of:

(i) any Acquisition Proposal (whether or not in writing);

(ii) any inquiry, proposal, offer or request (or any amendment or supplement thereto), whether or not in writing, relating to, or that could reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request for discussions or negotiations or other communications relating to, or that could reasonably be expected to constitute or lead to, an Acquisition Proposal; and

(iii) any request received by the Company or any of its subsidiaries or any of their respective Representatives for:

(A) copies of, access to or disclosure of non-public information relating to the Company (or any of its subsidiaries); or

(B) access to properties, facilities, books, records or the provision of a list of securityholders of the Company (or any of its subsidiaries) by any person,

in connection with, or that could reasonably be expected to result in, an Acquisition Proposal;

(b) include in the written notification contemplated in Section 5.2(a):

(i) a copy of the Acquisition Proposal, inquiry, proposal, offer or request and any amendments thereto or any agreements and documents in respect thereof;

(ii) a description of its material terms and conditions;

(iii) the identity of all persons making such Acquisition Proposal, inquiry, proposal, offer or request; and

(iv) details of all related communications;

(c) promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request; and

(d) promptly and fully inform the Purchaser of the status and details (including all amendments, changes or other modifications) of any such Acquisition Proposal, inquiry, proposal, offer or request.

5.3 Responding to an Acquisition Proposal

Notwithstanding Section 5.1, if the Company receives a bona fide unsolicited written Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that did not result from a breach of this Article 5, and subject to the Company's compliance with Section 5.2, the Company and its Representatives may contact such person solely to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal is, or could reasonably be expected to constitute or lead to, a Superior Proposal, may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or any of subsidiaries to such person pursuant to an Acceptable Confidentiality Agreement and participate in discussions or negotiations with such person regarding such Acquisition Proposal, if and only if:

(a) prior to providing any such copies, access or disclosure or participation in discussions or negotiations, the Company Board first determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal;

(b) such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, permitted use, business purpose or similar agreement, restriction or covenant with the Company or any of its subsidiaries or Representatives;

(c) the Company has been, and continues to be, in compliance with its obligations under this Article 5; and

(d) prior to or concurrently with providing any such copies, access or disclosure, the Company:

(i) enters into an Acceptable Confidentiality Agreement and provides a true and complete copy thereof to the Purchaser promptly (and in any event within 24 hours thereafter) upon its execution; and

(ii) contemporaneously provides to the Purchaser a list of and access to all information concerning the Company or any of its subsidiaries that is provided to such person which was not already provided to the Purchaser or its Representatives.

5.4 Superior Proposal Notice Period

(a) If the Company receives a bona fide Acquisition Proposal that constitutes a Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal if and only if:

(i) the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, use, business purpose or similar agreement, restriction or covenant with the Company or any of its subsidiaries;

(ii) the Company did not breach any provision of this Article 5 in connection with the preparation or making of such Acquisition Proposal and the Company has been, and continues to be, in compliance with this Article 5;

(iii) the Company has given written notice to the Purchaser:

(A) that it has received such Acquisition Proposal and that the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that:

(I) such Acquisition Proposal constitutes a Superior Proposal; and

(II) the Company Board intends to:

(1) withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement (including the recommendation that the Company Shareholders vote in favour of the Arrangement Resolution); and/or

(2) enter into an Acquisition Agreement with respect to such Superior Proposal,

in each case, promptly following the making of such determination; and

(B) from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under any such Acquisition Proposal, it being acknowledged and agreed that the financial value ascribed by the Company Board to such non-cash consideration shall be expressed as a single value and not a range of values;

(iv) the Company has provided the Purchaser with:

(A) a copy of the proposed Acquisition Agreement; and

(B) all supporting materials, including any financing documents supplied to the Company in connection therewith;

(v) a period of at least five Business Days (such period being the "Superior Proposal Notice Period") has elapsed from the later of:

(A) the date on which the Purchaser received the notice from the Company referred to in Section 5.4(a)(iii); and

(B) the date on which the Purchaser received the materials set out in Section 5.4(a)(iv);

(vi) during any Superior Proposal Notice Period, the Purchaser has been provided with the right to propose to amend the terms of this Agreement and the Arrangement in order for such Acquisition Proposal to cease to constitute a Superior Proposal;

(vii) after the Superior Proposal Notice Period, the Company Board has determined in good faith, after consultation with its financial advisors and its outside legal counsel, and otherwise in accordance with Section 5.4(b), and advised the Purchaser in writing that:

(A) such Acquisition Proposal continues to constitute a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser; and

(B) the failure by the Company Board to recommend that the Company enter into the Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties;

(viii) the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(i); and

(ix) the Company has previously, or concurrently has, paid to the Purchaser the Termination Fee.

(b) During the Superior Proposal Notice Period:

(i) the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement;

(ii) the Company Board will review promptly, diligently and in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal;

(iii) subject to the Company's disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including, without limitation, the person having made the Superior Proposal), other than the Company's Representatives, without the Purchaser's prior written consent; and

(iv) if the Company Board determines that such Acquisition Proposal would cease to constitute a Superior Proposal as a result of the amendments proposed by the Purchaser, then the Company will forthwith so advise the Purchaser, and promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement and the Arrangement, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.

(c) Each successive amendment to or modification of any Acquisition Proposal shall:

(i) constitute a new Acquisition Proposal for the purposes of this Section 5.4; and

(ii) require a new five Business Day Superior Proposal Notice Period from the later of:

(A) the date on which the Purchaser received the notice from the Company referred to in Section 5.4(a)(iii) for the new Acquisition Proposal; and

(B) the date on which the Purchaser received the materials set out in Section 5.4(a)(iv) for the new Acquisition Proposal.

(d) The Company Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after:

(i) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal, if the Acquisition Proposal has been publicly announced or made; or

(ii) the Company Board makes the determination referred to in Section 5.4(b) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to constitute a Superior Proposal, and the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such news release and give reasonable consideration to all amendments to such news release requested by the Purchaser and its counsel, such news release to state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(e) Neither the Company nor any of its subsidiaries will become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from providing or making available to the Purchaser, its affiliates and their respective Representatives:

(i) any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Article 5; or

(ii) any other information required to be given to it by the Company under this Article 5.

(f) Notwithstanding any of the provisions of this Article 5:

(i) the Company Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the Company Shares that it determines is not a Superior Proposal, provided that:

(A) the Company Board, acting in good faith and upon the advice of outside legal counsel, shall have first determined that the failure to so respond would result in a breach of applicable Securities Laws;

(B) the Purchaser and its counsel has been provided with a reasonable opportunity to review and comment on any such response and the Company Board shall give reasonable consideration to such comments; and

(C) notwithstanding that the Company Board may be permitted to respond in the manner set out herein to an Acquisition Proposal, the Company Board shall not be permitted to withdraw, modify, change or qualify its approval or recommendation to vote in favour of the Arrangement Resolution in any manner adverse to the Purchaser or to make any disclosure that is inconsistent with such approval and recommendation except in accordance with the terms of Section 5.4(a) or Section 5.4(f)(ii); and

(ii) prior to the Company Meeting, the Company and the Company Board shall not be prohibited from making a Change of Recommendation if:

(A) a Purchaser Material Adverse Effect has occurred and is continuing; and

(B) the Company Board has reasonably determined in good faith after consultation with the Company's outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Company Board under applicable Law.

(g) Nothing in this Article 5 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with this Agreement while this Agreement remains in force.

5.5 Breach by Subsidiaries and Representatives

Any violation of the restrictions set forth in this Article 5 by the Company's subsidiaries or its or their respective Representatives shall be deemed a breach of this Article 5 by the Company and the Company shall ensure that its subsidiaries and its and their respective Representatives are aware of the provisions of this Article 5.

ARTICLE 6
TERMINATION

6.1 Termination

(a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b) Termination by Either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time, if:

(i) the Effective Time does not occur on or before the Outside Date, provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to perform or fulfil any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii) the Company Meeting is held and the Arrangement Resolution is not approved by the Company Shareholders in accordance with applicable Laws and the Interim Order; or

(iii) any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has, if applicable, become final and non-appealable, provided that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement.

(c) Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time, if:

(i) (A) the Company Board or any committee thereof fails to publicly make a recommendation that Company Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.4(e)(iii), Section 2.5(e) and Section 5.4(d); (B) the Company Board or any committee thereof fails to publicly reaffirm (without qualification) its recommendation that the Company Shareholders vote in favour of the Arrangement Resolution by the third Business Day following receipt of a request by the Purchaser to do so and if the Company Meeting is scheduled to occur within such three Business Day period, then prior to the third Business Day prior to the date of the Company Meeting; (C) the Company or the Company Board or any committee thereof withdraws, modifies, qualifies or changes, in a manner adverse to the Purchaser, its approval or recommendation of the Arrangement; or (D) the Company or the Company Board or any committee thereof takes no position or remains neutral with respect to any publicly announced or otherwise publicly disclosed Acquisition Proposal for a period exceeding three Business Days (or, if the Company Meeting is scheduled to occur within such three Business Day period, then for a period beyond the third Business Day prior to the date of the Company Meeting) (each of the foregoing, a "Change of Recommendation");

(ii) the Company or the Company Board or any committee thereof:

(A) accepts, approves, endorses or recommends any Acquisition Proposal; or

(B) publicly proposes or announces its intention to do any of the foregoing;

(iii) the Company:

(A) enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.3); or

(B) breaches Article 5 in any material respect;

(iv) subject to compliance with Section 6.3, the Company breaches any of its representations or warranties, or fails to perform or fulfill any of its covenants or agreements, contained in this Agreement, which breach or failure would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(v) a Company Material Adverse Effect has occurred and is continuing.

(d) Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time, if:

(i) at any time prior to the approval of the Arrangement Resolution, the Company Board approves and authorizes the Company to enter into an Acquisition Agreement providing for the implementation of a Superior Proposal in accordance with Section 5.4, subject to the Company:

(A) complying with the terms of Article 5; and

(B) paying the Termination Fee in accordance with Section 8.1;

(ii) subject to compliance with Section 6.3, the Purchaser breaches any of its representations or warranties, or fails to perform or fulfil any of its covenants or agreements, contained in this Agreement, which breach or failure would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(iii) a Purchaser Material Adverse Effect has occurred and is continuing.

6.2 Void upon Termination

(a) If this Agreement is terminated pursuant to Section 6.1, then:

(i) this Agreement shall become void and of no force and effect; and

(ii) no Party will have any liability or further obligation to the other Party hereunder,

except that the provisions of this Section 6.2 and Article 8 (other than Section 8.8 and Section 8.11) shall survive any termination hereof pursuant to Section 6.1.

(b) Neither:

(i) the termination of this Agreement; nor

(ii) anything contained in this Section 6.2 or Section 8.1,

will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, each of the Purchaser Confidentiality Agreement and the Company Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3 Notice and Cure Provisions

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate on the date of this Agreement, or at the Effective Time;

(b) result in the failure to comply with, or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(c) result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 7.1, Section 7.2 or Section 7.3, as the case may be.

The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 6.1(c)(iv) and the Company may not exercise its right to terminate this Agreement pursuant to Section 6.1(d)(ii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non fulfilment of the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement, except pursuant to Section 6.1(b)(i) [Occurrence of Outside Date], until the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, this Agreement may not be terminated as a result of the cured breach.

ARTICLE 7
CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a) the Arrangement Resolution has been approved by the Company Shareholders at the Company Meeting, in accordance with the Interim Order and applicable Laws;

(b) each of the Interim Order and Final Order:

(i) has been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably; and

(ii) has not been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c) the Arrangement Filings, to be sent to the Registrar in accordance with this Agreement and the BCBCA, are in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

(d) the CNA Approval has been obtained, is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement;

(e) the requisite approvals of the Exchanges will have been obtained, including in respect of the listing and posting for trading on the TSX and Nasdaq of the aggregate Purchaser Share Consideration, subject only to satisfaction of the standard listing conditions, including notice of issuance; and

(f) there shall be in effect no Law or Order (whether temporary, preliminary or permanent) that has the effect of prohibiting the consummation of the Arrangement, and no litigation instituted by any Governmental Authority seeking to prohibit the consummation of the Arrangement shall be pending.

7.2 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) the Purchaser shall have performed and complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with by it on or before the Effective Date;

(b) the representations and warranties of the Purchaser in Section 3.2 and Schedule D are true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) at and as of the date hereof and the Effective Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except where any failure or failures of such representations and warranties (other than the Purchaser Fundamental Representations) to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, it being understood that the Purchaser Fundamental Representations must be true and correct in all respects (not disregarding for this purpose any materiality or Purchaser Material Adverse Effect qualifications contained therein), at and as of the date hereof and the Effective Date as if made on and as of the Effective Date;

(c) the Purchaser shall have complied with its obligations under Section 2.13 and the Depositary shall have confirmed receipt from or on behalf of the Purchaser of the funds and irrevocable treasury direction contemplated by Section 2.13;

(d) the Company shall have received a certificate of the Purchaser, signed by a senior officer of the Purchaser and dated the Effective Date, certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(e) there shall not have occurred, prior to the Effective Time, a Purchaser Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to have a Purchaser Material Adverse Effect.

7.3 Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a) the Company shall have performed or complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with by it on or before the Effective Date;

(b) the representations and warranties of the Company in Section 3.1 and Schedule C shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at and as of the date hereof and the Effective Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except where any failure or failures of such representations and warranties (other than the Company Fundamental Representations) to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, it being understood that the Company Fundamental Representations must be true and correct in all respects (not disregarding for this purpose any materiality or Company Material Adverse Effect qualifications contained therein), at and as of the date hereof and the Effective Date as if made on and as of the Effective Date;

(c) no Law shall have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Legal Action shall otherwise have been taken, or be pending or threatened under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that:

(i) makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or the payment of the Arrangement Consideration;

(ii) prohibits, restricts or imposes terms or conditions on the ownership or operation by the Purchaser of the business or assets of the Purchaser, its affiliates and related entities, the Company or any of the Company's subsidiaries and related entities;

(iii) compels the Purchaser to dispose of or hold separate any of the business or assets of the Purchaser, its affiliates and related entities, the Company or any of the Company's subsidiaries and related entities as a result of the Arrangement; or

(iv) materially impedes, prevents or delays the consummation of the Arrangement, or if the Arrangement were to be consummated, would be reasonably likely to have a Company Material Adverse Effect;

(d) the Purchaser shall have received a certificate of the Company, signed by a senior officer of the Company and dated the Effective Date, certifying that the conditions set out in Section 7.3(a) and Section 7.3(b) have been satisfied;

(e) in connection with the Arrangement, the Company Shares in respect of which Company Shareholders have either:

(i) exercised Dissent Rights; or

(ii) have instituted proceedings to exercise Dissent Rights,

shall not exceed five percent (5%) of the Company Shares then outstanding; and

(f) there shall not have occurred, prior to the Effective Time, a Company Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to have a Company Material Adverse Effect.

ARTICLE 8
GENERAL

8.1 Termination Fee and Expense Reimbursement

(a) "Termination Fee Event" means any of the following events:

(i) this Agreement shall have been terminated by the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(b)(ii) [Arrangement Resolution Not Approved], and:

(A) prior to such termination, either:

(I) an Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any person (other than the Purchaser or any of its affiliates); or

(II) any person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal;

and

(B) within 12 months following the date of such termination:

(I) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Section 8.1(a)(i)(A) above) is consummated; or

(II) the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Section 8.1(a)(i)(A) above) and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that for the purposes of this Section 8.1(a)(i) all references to "20% or more" in the definition of Acquisition Proposal shall be changed to "50% or more";

(ii) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Change of Recommendation], other than a Change of Recommendation pursuant to Section 5.4(f)(ii) due to the occurrence of a Purchaser Material Adverse Effect;

(iii) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Endorsement of Acquisition Proposal];

(iv) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(iii) [Breach of Non-Solicitation]; or

(v) this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i) [Superior Proposal].

(b) "Company Expense Reimbursement Event" means the event of this Agreement being terminated by the Company pursuant to Section 6.1(d)(ii) [Breach of Representations and Warranties or Covenants] as a result of actions of the Purchaser.

(c) "Purchaser Expense Reimbursement Event" means the event of this Agreement being terminated by the Purchaser pursuant to Section 6.1(c)(iv) [Breach of Representations and Warranties or Covenants] as a result of actions of the Company.

(d) In the case of the occurrence of a Termination Fee Event referred to in:

(i) Section 8.1(a)(i), on or prior to the earlier of:

(A) completion of; or

(B) entry into,

an Acquisition Agreement in respect of the applicable Acquisition Proposal;

(ii) Section 8.1(a)(ii) or Section 8.1(a)(iii) within one Business Day following termination of this Agreement; or

(iii) Section 8.1(a)(v), prior to or concurrent with termination of this Agreement,

the Company shall pay to the Purchaser a termination fee of $12,275,000 (the "Termination Fee") by wire transfer in immediately available funds to an account specified by the Purchaser.

(e) If a Purchaser Expense Reimbursement Event occurs, the Company shall timely reimburse the Purchaser for the Purchaser's reasonable and documented out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement, including all legal, accounting, taxation, technical and engineering and investment banking fees and disbursements, up to an aggregate maximum amount of $2,000,000, by wire transfer in immediately available funds to an account specified by the Purchaser. The Purchaser hereby acknowledges that in the event the Termination Fee is paid by the Company in accordance with this Section 8.1, this Section 8.1(e) shall not apply and no expenses, fees, costs or disbursements shall be reimbursed by the Company.

(f) If a Company Expense Reimbursement Event occurs, the Purchaser shall timely reimburse the Company for the Company's reasonable and documented out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement, including all legal, accounting, taxation, technical and engineering and investment banking fees and disbursements, up to an aggregate maximum amount of $2,000,000, by wire transfer in immediately available funds to an account specified by the Company.

(g) Each Party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that all of the payment amounts set out in this Section 8.1 are payments in consideration for the disposition of that Party's rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which that Party will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties and the Party making such payment irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. If a Party fails to timely pay any amount due pursuant to this Section 8.1, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce this Agreement that results in a judgment against it for the payment of such amount, together with interest on the amount of any unpaid fee, cost or expense at the prime rate of the Bank of Canada from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(h) The Parties agree that the payment of an amount pursuant to this Section 8.1 in the manner provided herein is the sole and exclusive remedy of the Party in respect of the event giving rise to such payment, provided, however, that:

(i) nothing contained in this Section 8.1, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement; and

(ii) nothing contained in this Section 8.1 shall preclude the Purchaser from seeking:

(A) injunctive relief in accordance with Section 8.16 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Company Confidentiality Agreement; or

(B) specific performance of any of the acts, covenants or agreements set forth in this Agreement or the Company Confidentiality Agreement, without the necessity of posting a bond or security in connection therewith.

8.2 Expenses

Except as provided in Section 4.7(e) and Section 4.10(c), each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement, and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the other Party from and against any claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

8.3 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a) if to the Purchaser as follows:

Elemental Royalty Corporation
905 - 815 W. Hastings Street
Vancouver, British Columbia V6C 1B4

Attention: Legal Department
E-mail: [Redacted - Email address]

with a copy (which will not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A4

Attention: Ali Naushahi
E-mail: [Redacted - Email address]

(b) if to the Company:

Vizsla Royalties Corp.
595 Burrard Street, PO Box 49193
Vancouver, British Columbia V7X 1K8

Attention: Michael Pettingell
Email: [Redacted - Email address]

 with a copy (which will not constitute notice) to:

Forooghian + Company Law Corporation
353 Water Street, Suite 401
Vancouver, British Columbia V6B 1B8

Attention: Farzad Forooghian
Email: [Redacted - Email address]

Any demand, notice or other communication given pursuant to this Section 8.3 will be taken to be duly given, in the case of delivery by personal delivery, when delivered, and in the case of delivery by email, on the date of transmission, but if the result is that a demand, notice or other communication would be taken to be given or made on a day that is not a Business Day or the demand, notice or other communication is delivered later than 5:00 pm (local time of the recipient), then it will be taken to have been duly given or made at the commencement of business on the next Business Day.

8.4 Assignment

(a) The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder.

(b) Other than permitted pursuant to Section 8.4(a), neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.5 Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.6 Third Party Beneficiaries

(a) Except as provided in Section 4.9(a), which, without limiting its terms, is intended for the benefit of the Indemnified Parties, or Section 8.17, the Parties intend that:

(i) this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties; and

(ii) no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite the foregoing, the Parties acknowledge to each of the Indemnified Parties and the beneficiaries of Section 8.17 their direct rights against the applicable Party under Section 4.9(a) and Section 8.17, respectively, which are intended for the benefit of, and shall be enforceable by, each Indemnified Party or other beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company (and any Surviving Company) confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c) The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any person who is not a Party, without notice to or consent of that person, including any Indemnified Party.

8.7 Time of Essence

Time is of the essence of this Agreement.

8.8 Public Announcements

(a) No Party shall issue any news release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Neither Party shall make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the other, provided, however, that:

(i) the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws; and

(ii) the Party making the disclosure shall use commercially reasonable efforts to:

(A) give prior oral or written notice to the other Party; and

(B) reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing),

and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing.

(c) Except as otherwise required by Article 5, the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any news release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal or a Change of Recommendation.

(d) The Parties acknowledge that this Agreement may be filed under such Party's profile on SEDAR+ without any further notice to any of them.

8.9 Governing Law; Attornment

(a) This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Each of the Parties hereby:

(i) irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement; and

(ii) waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.10 Entire Agreement

(a) This Agreement constitutes, together with the Purchaser Confidentiality Agreement and the Company Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof and cancels and supersedes any prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

(b) There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement, the Purchaser Confidentiality Agreement and the Company Confidentiality Agreement.

8.11 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with or modify any of the:

(i) conditions precedent referred to in Article 7; or

(ii) covenants herein contained or waive or modify performance of any of the obligations of the Parties,

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

8.12 Waiver and Modifications

(a) Any Party may:

(i) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto;

(ii) extend the time for the performance of any of the obligations or acts of the other Parties;

(iii) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto; or

(iv) waive the fulfillment of any condition to its own obligations contained herein.

(b) No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless:

(i) made in writing; and

(ii) signed by the Party or Parties purporting to give the same,

and, unless otherwise provided, will be limited to the specific breach or condition waived.

(c) The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

(d) No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled.

(e) No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.13 Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would materially impede, prevent or delay the completion of the Arrangement.

8.14 Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that:

(a) they and their respective counsel have reviewed and negotiated this Agreement;

(b) the Parties have adopted this Agreement as the joint agreement and understanding of the Parties;

(c) the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent;

(d) the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document; and

(e) no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.15 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date:

(a) reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement; and

(b) if the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.16 Injunctive Relief

Subject to Section 8.1(h), the Parties agree that irreparable harm would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, for which money damages would not be an adequate remedy at law and accordingly agree that, in addition to any other remedy to which a Party may be entitled at law or in equity, a Party will be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, and to specifically enforce compliance with, or performance of, the terms of this Agreement, and the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

8.17 No Personal Liability

(a) No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b) No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.18 Counterparts

This Agreement may be executed and delivered in any number of counterparts, all of which, when taken together, will be deemed to constitute one and the same instrument. Counterparts may be executed by electronic means (including by electronic signature) and delivered by email or other means of electronic transmission, and any such execution and delivery will be deemed to have the same legal effect as delivery of an original signed counterpart of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above.

ELEMENTAL ROYALTY CORPORATION

By:	(signed)"David Gossen"
Name: David Gossen Title: Chief Legal Officer

VIZSLA ROYALTIES CORP.

By:	(signed)"Mike Pettingell"
Name: Mike Pettingell Title: Chief Executive Officer

[Signature Page to Arrangement Agreement]

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith, the following terms shall have the following meanings and grammatical variations thereof shall have the respective corresponding meanings:

"Aggregate Elected Cash" means, without regard to Section 3.3, the aggregate amount of cash that would otherwise be payable pursuant to Section 3.1(e) to Company Shareholders who validly elect to receive the Cash Consideration or the Combination Consideration in respect of all of their Company Shares, including, for greater certainty, the aggregate Cash Consideration payable to Company Shareholders who validly elect the Cash Consideration and the aggregate Combination Consideration Cash payable to Company Shareholders who validly elect the Combination Consideration;

"Arrangement" means the arrangement under the provisions of section 288 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.11 of the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated May 13, 2026 between the Company and the Purchaser (including the schedules attached thereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

"Arrangement Consideration" means the cash payment and/or Purchaser Shares that Participating Former Company Securityholders are entitled to receive under this Plan of Arrangement;

"Arrangement Filings" means the records and information provided to the Registrar under subsection 292(a) of the BCBCA, together with a copy of the entered Final Order;

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Denver, Colorado or London, United Kingdom are authorized or required by applicable Law to be closed;

"Cash Consideration" means $4.13 in cash per Company Share, subject to proration in accordance with this Plan of Arrangement;

"Cash Proration Factor" means, if the Aggregate Elected Cash exceeds the Maximum Cash Consideration, the fraction, rounded to six decimal places, the numerator of which is the Maximum Cash Consideration and the denominator of which is the Aggregate Elected Cash;

"Combination Consideration" means the Combination Consideration Cash and the Combination Consideration Purchaser Shares, subject to proration in accordance with this Plan of Arrangement;

"Combination Consideration Cash" means $1.03 in cash per Company Share;

"Combination Consideration Purchaser Shares" means 0.1125 of a Purchaser Share per Company Share;

"Company" means Vizsla Royalties Corp., a corporation existing under the Laws of the Province of British Columbia;

"Company DSU Holder" means a holder of one or more Company DSUs;

"Company DSUs" means, at any time, deferred share units granted under the Company Equity Incentive Plan, which are at such time outstanding, whether or not vested;

"Company Equity Incentive Plan" means the omnibus equity incentive compensation plan of the Company dated April 9, 2025, as amended June 13, 2025, and last approved by Company Shareholders on October 9, 2025;

"Company Legacy Option Plan" means the stock option plan of the Company dated April 25, 2024, and last approved by Company Shareholders on June 17, 2024;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

"Company Optionholder" means a holder of one or more Company Options;

"Company Options" means, at any time, options to acquire Company Shares granted under the Company Equity Incentive Plan or granted under the Company Legacy Option Plan and now governed by the Company Equity Incentive Plan, which are, at such time, outstanding and unexercised, whether or not vested;

"Company PSU Holder" means a holder of one or more Company PSUs;

"Company PSUs" means, at any time, performance share units granted under the Company Equity Incentive Plan, which are at such time outstanding, whether or not vested;

"Company RSU Holder" means a holder of one or more Company RSUs;

"Company RSUs" means, at any time, restricted share units granted under the Company Equity Incentive Plan, which are at such time outstanding, whether or not vested;

"Company Securities" means the Company Shares, the Company Options, the Company RSUs, the Company PSUs and the Company DSUs;

"Company Securityholders" means, collectively, the Company Shareholders, the Company Optionholders, the Company RSU Holders, the Company PSU Holders and the Company DSU Holders;

"Company Shareholder" means a holder of one or more Company Shares (including, for greater certainty, the Company Shares issued pursuant to Section 3.1);

"Company Shares" means the common shares without par value in the capital of the Company and includes, for greater certainty, any Company Shares issued upon the valid exercise or settlement of the Company Options, Company RSUs, Company PSUs or Company DSUs, as applicable;

"Court" means the Supreme Court of British Columbia, or other court as applicable;

"Depositary" means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to by the Company and the Purchaser for the purpose of, among other things, exchanging certificates representing Company Shares for the Arrangement Consideration in connection with the Arrangement;

"Dissent Rights" has the meaning ascribed thereto in Section 4.1;

"Dissenting Shareholder" means a registered Company Shareholder as at the Record Date who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

"Dissenting Shares" means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

"DRS advice" means a direct registration system advice;

"Effective Date" means the date upon which the Arrangement becomes effective in accordance with Section 2.1(e) of the Arrangement Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing before the Effective Date;

"Election Deadline" means 5:00 p.m. (Vancouver time) on the date that is two Business Days prior to the Company Meeting;

"Eligible Holder" means a Company Shareholder (other than a Dissenting Shareholder) who is (a) a person (other than a partnership) that is a resident of Canada for the purposes of the Tax Act and not exempt from Taxes under Part I of the Tax Act, or (b) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all members of which are exempt from Taxes under Part I of the Tax Act);

"Exchange Ratio" means 0.15 of a Purchaser Share for each Company Share;

"Final Order" means the final order of the Court approving the Arrangement under section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Former Company Securityholders" means the holders of Company Securities immediately prior to the Effective Time;

"Governmental Authority" means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

"holder", when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

"Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal and election form to be sent to Company Shareholders for use in connection with the Arrangement;

"Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Maximum Cash Consideration" means $81,845,069.04;

"Notice of Dissent" means a notice of dissent duly and validly given by a registered Company Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

"Participating Former Company Securityholders" means Former Company Securityholders, other than Dissenting Shareholders, Company DSU Holders and Company Optionholders;

"person" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement or Article 6 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Purchaser" means Elemental Royalty Corporation, a corporation existing under the Laws of the Province of British Columbia;

"Purchaser Share Consideration" means 0.15 of a Purchaser Share per Company Share;

"Purchaser Shares" means common shares without par value in the capital of the Purchaser;

"Record Date" means the record date for the Company Meeting;

"Registrar" means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

"Section 85 Election" has the meaning set forth in Section 3.7;

"Tax Act" means the Income Tax Act (Canada);

"Taxes" means any and all taxes, duties, imposts, levies, premiums, assessments, tariffs, or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, income taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, environment taxes, and transfer taxes, together with any interest, penalties and additions payable in respect thereof, whether disputed or not;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"Value Per Settled DSU" means $4.13 in cash.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article or Section by number or letter or both are to that Article or Section of this Plan of Arrangement.

Section 1.3 Number and Gender

This Plan of Arrangement shall be read with all changes in number and gender required by the context.

Section 1.4 Date of Any Action

If any date on which any action is required to be taken hereunder by the Company or the Purchaser is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any Letter of Transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

Section 1.6 Currency

Except where otherwise specified, all references in this Plan of Arrangement to "$" or to currency herein are to lawful money of Canada.

Section 1.7 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding upon the Purchaser, the Company, the Company Shareholders (including Dissenting Shareholders), the Company Optionholders, the Company RSU Holders, the Company PSU Holders, the Company DSU Holders, the registrar and transfer agent of the Company, the Depositary and all other persons, at and after the Effective Time on the Effective Date without any further act or formality required on the part of any person.

ARTICLE 3
ARRANGEMENT

Section 3.1 The Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a) Each Dissenting Share held by a Dissenting Shareholder in respect of which Dissent Rights have been duly and validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such share has not terminated or ceased to apply with respect to such share immediately prior to the Effective Time) shall, without any further act or formality by or on behalf of a Dissenting Shareholder, be deemed to have been transferred by the holder thereof to the Company (free and clear of all Liens) in consideration for a debt claim against the Company for the amount determined under Article 4, and:

(i) such Dissenting Shareholder shall cease to be the holder of each such Dissenting Share and to have any rights as a holder of such Dissenting Shares other than the right to be paid fair value by the Company for each such Dissenting Share as set out in Section 4.1; and

(ii) the name of such Dissenting Shareholder shall be removed as the holder of each such Dissenting Share from the register of the Company Shares maintained by or on behalf of the Company and each such Dissenting Share shall be cancelled and cease to be outstanding.

(b) Notwithstanding any vesting or other provision to which a Company RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Equity Incentive Plan), each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall and shall be deemed to be immediately and unconditionally vested in accordance with the terms of the Company Equity Incentive Plan, and shall be settled by the Company in exchange for one Company Share, less any applicable withholdings pursuant to Section 5.3, and each such Company RSU shall be immediately cancelled and:

(i) each Company RSU Holder shall be entered in the register of the Company Shares maintained by or on behalf of the Company as the holder of such Company Share and each such Company Share shall be deemed to be issued to such Company RSU Holder as a fully paid and non-assessable share in the capital of the Company, provided that no share certificates or DRS advices shall be issued with respect to such Company Shares;

(ii) the holder of such Company RSU shall cease to be a holder thereof and to have any rights as a holder of such Company RSU;

(iii) the name of such Company RSU Holder shall be, and shall be deemed to be, removed as the holder of such Company RSU from the register of the Company RSUs maintained by or on behalf of the Company; and

(iv) all agreements relating to such Company RSU (other than the Company Equity Incentive Plan) shall be terminated and shall be of no further force and effect.

(c) Notwithstanding any vesting or other provision to which a Company PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Equity Incentive Plan), each Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall and shall be deemed to be immediately and unconditionally vested in accordance with the terms of the Company Equity Incentive Plan, and shall be settled by the Company in exchange for one Company Share, less any applicable withholdings pursuant to Section 5.3, and each such Company PSU shall be immediately cancelled, and:

(i) each Company PSU Holder shall be entered in the register of the Company Shares maintained by or on behalf of the Company as the holder of such Company Share and each such Company Share shall be deemed to be issued to such Company PSU Holder as a fully paid and non-assessable share in the capital of the Company, provided that no share certificates or DRS advices shall be issued with respect to such Company Shares;

(ii) the holder of such Company PSU shall cease to be a holder thereof and to have any rights as a holder of such Company PSU;

(iii) the name of such Company PSU Holder shall be, and shall be deemed to be, removed as the holder of such Company PSU from the register of the Company PSUs maintained by or on behalf of the Company; and

(iv) all agreements relating to such Company PSU (other than the Company Equity Incentive Plan) shall be terminated and shall be of no further force and effect.

(d) Notwithstanding any vesting or other provision to which a Company DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Equity Incentive Plan), each Company DSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall and shall be deemed to be immediately and unconditionally vested in accordance with the terms of the Company Equity Incentive Plan, and shall be deemed to be assigned and transferred by the holder thereof to the Company (free and clear of all Liens) in exchange for a cash payment equal to the Value Per Settled DSU, less any applicable withholdings pursuant to Section 5.3, and each such Company DSU shall be immediately cancelled, and:

(i) the holder of such Company DSU shall cease to be a holder thereof and to have any rights as a holder of such Company DSU, other than the right to receive the consideration to which they are entitled to receive pursuant to this Section 3.1(d);

(ii) the name of such Company DSU Holder shall be, and shall be deemed to be, removed as the holder of such Company DSU from the register of the Company DSUs maintained by or on behalf of the Company; and

(iii) all agreements relating to such Company DSU (other than the Company Equity Incentive Plan) shall be terminated and shall be of no further force and effect.

(e) Each outstanding Company Share, including Company Shares issued pursuant to Section 3.1(b) and Section 3.1(c) but excluding Dissenting Shares held by any Dissenting Shareholders and Company Shares held by the Purchaser or any subsidiary of the Purchaser, shall, without any further act or formality by or on behalf of a holder of Company Shares, be irrevocably assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for, subject to the provisions of Section 3.3, Section 3.5 and Article 5:

(i) the Combination Consideration Cash in respect of 25% of each such Company Share and the Combination Consideration Purchaser Shares in respect of 75% of each such Company Share (subject to adjustment in the event of proration pursuant to Section 3.3 based on the actual percentage of the Combination Consideration paid in cash) in the case of Company Shares held by a holder who has duly and validly completed and delivered a Letter of Transmittal by the Election Deadline in accordance with Section 3.2 electing to receive the Combination Consideration in respect of all of such holder's Company Shares (other than Company Shares issued pursuant to Section 3.1(b) and Section 3.1(c));

(ii) the Cash Consideration in the case of Company Shares held by a holder who has duly and validly completed and delivered a Letter of Transmittal by the Election Deadline in accordance with Section 3.2 electing to receive the Cash Consideration in respect of all of such holder's Company Shares (other than Company Shares issued pursuant to Section 3.1(b) and Section 3.1(c)); or

(iii) the Purchaser Share Consideration in the case of Company Shares held by a holder who (A) has duly and validly completed and delivered a Letter of Transmittal by the Election Deadline in accordance with Section 3.2 electing to receive the Purchaser Share Consideration in respect of all of such holder's Company Shares (other than Company Shares issued pursuant to Section 3.1(b) and Section 3.1(c)); (B) has not completed and delivered a Letter of Transmittal by the Election Deadline or who has otherwise failed to make a valid election to receive the Combination Consideration or the Cash Consideration in respect of all of such holder's Company Shares; (C) exercises Dissent Rights and is ultimately not entitled, for any reason, to be paid fair value for such holder's Company Shares; or (D) was issued such Company Shares pursuant to Section 3.1(b) and Section 3.1(c) in respect of such Company Shares, and upon such exchange:

(iv) the holder of such Company Share shall cease to be a holder thereof and to have any rights as a holder of such Company Share, other than the right to receive the Arrangement Consideration from the Purchaser in accordance with this Plan of Arrangement;

(v) the name of such holder shall be removed as the holder of such Company Share from the register of the Company Shares maintained by or on behalf of the Company; and

(vi) the Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Company Share (free and clear of all Liens) and shall be entered as the registered holder of such Company Share in the register of the Company Shares maintained by or on behalf of the Company.

(f) Notwithstanding any vesting or exercise or other provision to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Equity Incentive Plan), each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately and unconditionally vested in accordance with the terms of the Company Equity Incentive Plan, and shall remain outstanding in accordance with the terms of the Company Equity Incentive Plan, and following the Effective Time, upon exercise, such Company Option shall entitle the Company Optionholder to receive, pursuant to the terms of such Company Option and in accordance with the terms of the Company Equity Incentive Plan and this Section 3.1(f), such number of Purchaser Shares equal to: (i) the number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares, at an exercise price per Purchaser Share equal to the quotient determined by dividing: (x) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent.

For greater certainty, except as otherwise set out in this Section 3.1(f), the original grant agreement evidencing the Company Option, all terms and conditions of such Company Option, including the expiry date (subject to acceleration in accordance with the terms thereof), and the conditions to and manner of exercising such Company Option existing prior to the Effective Time, shall remain the same and such Company Option shall continue to be the same Company Option after the Effective Time.

The exchanges, cancellations and amendments provided for in this Section 3.1 will be deemed to occur at or following the Effective Time as provided for in this Section 3.1, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

Section 3.2 Election

(a) The Letter of Transmittal shall be sent not less than 21 days prior to the Company Meeting to each Company Shareholder.

(b) Each Company Shareholder, other than a Dissenting Shareholder, will be entitled to make an election in the Letter of Transmittal, in accordance with the provisions of this Section 3.2 and the Letter of Transmittal, to receive either (i) the Combination Consideration, (ii) the Cash Consideration or (iii) the Purchaser Share Consideration with respect to all, but not less than all, of their Company Shares. Any such election, in the case of holders electing to receive the Cash Consideration or the Combination Consideration, shall be subject to the proration limitations in Section 3.3.

(c) The election contemplated by Section 3.2(b) shall be made by a Company Shareholder by depositing with the Depositary prior to the Election Deadline:

(i) an irrevocable Letter of Transmittal duly signed and completed in accordance with the provisions thereof, indicating such Company Shareholder's election; and

(ii) for those Company Shares not held on a book-entry basis, the certificates or DRS advices representing such Company Shareholder's Company Shares.

(d) Any Letter of Transmittal once so deposited with the Depositary shall be irrevocable and may not be withdrawn by the Company Shareholder.

(e) Any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal, together with, for those Company Shares not held on a book-entry basis, the certificates or DRS advices representing such Company Shareholder's Company Shares, prior to the Election Deadline, or who otherwise fails to fully comply with the requirements of this Section 3.2 (including any Company Shareholder who attempts to exercise but does not validly exercise Dissent Rights), shall be deemed to have elected to receive the Purchaser Share Consideration in respect of all such Company Shareholder's Company Shares. Notwithstanding anything herein to the contrary, Company RSU Holders and Company PSU Holders shall be deemed to have elected to receive the Purchaser Share Consideration in respect of all such holder's Company Shares issued pursuant to Section 3.1(b) and Section 3.1(c), respectively.

(f) Any deposit of a Letter of Transmittal and accompanying certificates or DRS advices, if applicable, may be made at any of the addresses of the Depositary specified in the Letter of Transmittal.

(g) A Company Shareholder who holds Company Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Company Shares may submit a separate Letter of Transmittal for each beneficial owner of such Company Shares.

Section 3.3 Proration

In the event that the Aggregate Elected Cash exceeds the Maximum Cash Consideration: (a) the amount of cash payable to each Company Shareholder who validly elects to receive the Cash Consideration or the Combination Consideration shall be reduced by multiplying the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section 3.1(e) (without regard to this Section 3.3) by the Cash Proration Factor; (b) each Company Shareholder who validly elects to receive the Cash Consideration in respect of all of such Company Shareholder's Company Shares shall, notwithstanding Section 3.1(e)(ii), receive: (i) the prorated amount of Cash Consideration determined in accordance with Section 3.3(a); and (ii) the Purchaser Share Consideration in respect of the balance of such Company Shareholder's Company Shares for which such Company Shareholder does not receive Cash Consideration as a result of the proration contemplated by this Section 3.3; (c) each Company Shareholder who validly elects to receive the Combination Consideration in respect of all of such Company Shareholder's Company Shares shall, notwithstanding Section 3.1(e)(i), receive: (i) the prorated amount of Combination Consideration Cash determined in accordance with Section 3.3(a); and (ii) additional Purchaser Shares in respect of the portion of the Combination Consideration Cash that is not paid to such Company Shareholder as a result of the proration contemplated by this Section 3.3, with the number of such additional Purchaser Shares to be calculated by dividing the amount of such unpaid cash by the quotient obtained when $4.13 is divided by the Exchange Ratio (rounded to six decimal places), subject to Section 3.5; and (d) for greater certainty, the proration contemplated by this Section 3.3 is intended to ensure that no Company Shareholder who elects to receive Cash Consideration or Combination Consideration receives priority access to the Maximum Cash Consideration and that the available cash is allocated proportionately among all such Company Shareholders based on the cash component of the Arrangement Consideration that each such Company Shareholder would otherwise have been entitled to receive.

Section 3.4 Post Effective Time Procedures

(1) Following the receipt of the Final Order and immediately prior to the filing by the Company of the Arrangement Filings with the Registrar in accordance with the Arrangement Agreement, the Purchaser shall deposit or cause to be deposited in escrow with the Depositary (a) sufficient funds, and (b) an irrevocable treasury direction for the issuance of a sufficient number of Purchaser Shares, in each case necessary to satisfy and deliver the aggregate Arrangement Consideration to Participating Former Company Securityholders in accordance with the provisions of Section 3.1(e) hereof, each of which shall be held by the Depositary as agent and nominee for such Participating Former Company Securityholders for distribution to such Participating Former Company Securityholders (or, for greater certainty, to give effect to any withholding or remittance obligations in respect of Taxes pursuant to Section 5.3 hereof) in accordance with the provisions of Article 5 hereof.

(2) Subject to the provisions of Article 5 hereof, on the Effective Date, Participating Former Company Securityholders shall be entitled to receive delivery of the Arrangement Consideration to which they are entitled pursuant to Section 3.1(e) hereof.

Section 3.5 No Fractional Shares and Rounding of Cash Consideration

(1) In no event shall any Participating Former Company Securityholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Participating Former Company Securityholder as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Participating Former Company Securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

(2) If the aggregate cash amount that a Participating Former Company Securityholder is entitled to receive under this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such Participating Former Company Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Section 3.6 U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Purchaser Shares issued to the Company Shareholders in exchange for Company Shares on completion of this Plan of Arrangement will be issued and exchanged by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and in compliance with applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Section 3.7 Section 85 Election

An Eligible Holder who disposes of Company Shares pursuant to this Plan of Arrangement for consideration that includes Purchaser Shares shall be entitled to make a joint income tax election with the Purchaser, pursuant to subsection 85(1) of the Tax Act (and any comparable provision of the applicable provincial income tax law) (each, a "Section 85 Election"), with respect to the disposition of such Company Shares by providing a signed copy of the prescribed election form(s) to the Purchaser within 60 days of the Effective Date, duly completed with the details of the Company Shares disposed of, the applicable agreed amount for the purposes of such joint elections, and all information pertaining to the Eligible Holder. The Purchaser shall, within 30 days after receiving a signed copy of the prescribed election form(s) from the Eligible Holder, and subject to such prescribed election form(s) being correct and complete and in compliance with the requirements imposed under the Tax Act (or any comparable provision of the applicable provincial income tax law), sign and return such prescribed election form(s) to such Eligible Holder. Neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper or timely completion and filing of any prescribed election form (except for the Purchaser's obligation to sign and return any duly completed prescribed election form(s) received within 60 days of the Effective Date) or for any taxes, interest or penalties arising as a result of any failure of the Eligible Holder to properly or timely complete and file such prescribed election form(s) in the form and manner prescribed by the Tax Act (or any other applicable provincial income tax law). Notwithstanding the foregoing, the Purchaser may, at its sole discretion, choose to sign and return a prescribed election form received from an Eligible Holder more than 60 days after the Effective Date, but shall have no obligation to do so.

ARTICLE 4
DISSENT RIGHTS

Section 4.1 Rights of Dissent

Registered Company Shareholders as at the Record Date may exercise dissent rights ("Dissent Rights") with respect to the Company Shares held by such holders in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Sections 237 to 247 of the BCBCA, as modified by this Section 4.1, the Interim Order and any other order of the Court; provided that written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them in respect of which Dissent Rights have been validly exercised to the Company, free and clear of all Liens, as provided in Section 3.1(a) and if they:

(a) are ultimately entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company (less any applicable withholdings pursuant to Section 5.3), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such shares as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b) are ultimately not entitled, for any reason, to be paid fair value for such Company Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares who validly elected to receive the Purchaser Share Consideration in respect of all of their Company Shares and shall be entitled to receive only the Purchaser Share Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Section 4.2 Recognition of Dissenting Shareholders

(1) In no circumstances shall the Purchaser or the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, in addition to any other restrictions pursuant to Division 2 of Part 8 of the BCBCA or in the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (a) a Company Optionholder, Company RSU Holder, Company PSU Holder or Company DSU Holder in respect of such holder's Company Options, Company RSUs, Company PSUs and/or Company DSUs, as applicable; (b) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (c) any other person who is not a registered Company Shareholder as of the Record Date.

(2) For greater certainty, in no case shall the Purchaser or the Company or any other person be required to recognize Dissenting Shareholders as holders of Company Shares after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Shareholders shall be removed from the central securities register maintained by or on behalf of the Company in respect of the Company Shares as holders of such Company Shares at the same time as the event described in Section 3.1(a) occurs and their Company Shares shall be deemed to be transferred to the Company and cancelled in accordance with Section 3.1(a).

ARTICLE 5
DELIVERY OF ARRANGEMENT CONSIDERATION

Section 5.1 Delivery of Arrangement Consideration

(1) As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or DRS advice that immediately prior to the Effective Time represented outstanding Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, to the extent not surrendered or delivered to the Depositary prior to the Effective Date, the Participating Former Company Securityholder represented by such surrendered certificate or DRS advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Participating Former Company Securityholder following the Effective Time on the Effective Date, or make available for pick up at its offices during normal business hours, the Arrangement Consideration that such Participating Former Company Securityholder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3, and any certificate or DRS advice so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, former holders of Company RSUs and Company PSUs who received Company Shares pursuant to Section 3.1(b) and Section 3.1(c), respectively, shall not receive certificates or DRS advices representing such Company Shares and, accordingly, shall not be required to deliver any such certificates or DRS advices in respect of such Company Shares.

(2) Until surrendered as contemplated by this Section 5.1, each certificate or DRS advice which immediately prior to the Effective Time on the Effective Date represented Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the Effective Time on the Effective Date to represent only the right to receive from the Depositary upon such surrender the Arrangement Consideration that the holder of such certificate or DRS advice is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3. Any such certificate or DRS advice formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company or the Purchaser. On such date, all certificates or DRS advices representing the Company Shares shall be deemed to have been surrendered to the Company and the Arrangement Consideration to which such former holder of Company Shares was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Company or any successor thereof for no consideration.

(3) Any issuance or delivery of the Arrangement Consideration by the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment of the Arrangement Consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Participating Former Company Securityholder to receive the Arrangement Consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company or any successor thereof for no consideration.

(4) Following the Effective Time, no former holder of Company Shares, Company Options, Company RSUs, Company PSUs or Company DSUs shall be entitled to receive any consideration or entitlement with respect to such Company Shares, Company Options, Company RSUs, Company PSUs or Company DSUs, other than any consideration or entitlement to which such former holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement, in each case subject to Section 5.3 hereof, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 5.2 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares which were exchanged or transferred in accordance with Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the cash and/or certificates or DRS advices representing the aggregate Arrangement Consideration which the former holder of such Company Shares is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder's Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares will, as a condition precedent to the delivery of such cash and/or certificates or DRS advices representing such aggregate Arrangement Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser and the Depositary may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3 Withholding Rights

The Company, the Purchaser and the Depositary, as the case may be, will be entitled to deduct or withhold (or cause to be deducted or withheld) from any consideration otherwise payable to any Company Securityholder under this Plan of Arrangement (including, without limitation, any payment to Dissenting Shareholders), such amounts as the Company, the Purchaser or the Depositary is reasonably determined to be required to be deducted or withheld with respect to such payment under the Tax Act or any other provisions of any applicable Laws. For the purposes of such deduction and withholding, all withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, and such deducted or withheld amounts shall be remitted to the appropriate Governmental Authority in the time and manner required by the applicable Law by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. The Company, the Purchaser and the Depositary, as applicable, are hereby authorized to sell or otherwise dispose of such portion of any Purchaser Shares or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company, the Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Company Securityholder in respect of a particular price for the Purchaser Shares so sold.

Section 5.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.5 Paramountcy

From and after the Effective Time on the Effective Date: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs, Company PSUs and Company DSUs issued or outstanding prior to the Effective Time on the Effective Date, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs, Company PSUs and Company DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(1) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court or applicable Law, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any Former Company Securityholder prior to giving effect to such amendment, modification and/or supplement.

ARTICLE 7
FURTHER ASSURANCES

Section 7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B
ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF VIZSLA ROYALTIES CORP.
(THE "COMPANY")

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA") involving the Company and its securityholders, all as more particularly described and set forth in the Management Information Circular of the Company dated ●, 2026 (the "Circular"), is hereby authorized, approved and adopted.

2. The plan of arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the "Plan of Arrangement") involving the Company and its securityholders and implementing the Arrangement, the full text of which is attached as Appendix ● to the Circular is hereby authorized, approved and adopted.

3. The Arrangement Agreement (as it may be amended from time to time in accordance with its terms, the "Arrangement Agreement") dated as of May 13, 2026 between the Company and Elemental Royalty Corporation and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

4. The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the securityholders of the Company, or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement; and

(b) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

6. Any officer or director of the Company is hereby authorized for and on behalf of the Company to execute and deliver for filing with the Registrar under the BCBCA any and all documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents.

B-1

7. Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-2

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.1 Organization and Qualification; Constating Documents; Minutes; Subsidiaries

(a) Organization and Qualification. The Company and each of the Company Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, and has the requisite corporate power and capacity to own, lease and operate its assets and to carry on its business as now conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to carry on business and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business or activities makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Constating Documents. The Company Data Room contains true, correct and complete copies of the Constating Documents of the Company and each of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is in violation of any of the provisions of its Constating Documents.

(c) Minutes. The Company has made available to the Purchaser true, correct and complete copies of the resolutions or minutes (or in the case of minutes that have not yet been finalized, the most recent drafts thereof) of all meetings of shareholders of the Company, the Company Board and each committee of the Company Board and of any Company Subsidiary board of directors and shareholders since the Company's date of incorporation (or, with respect to each of the Company Subsidiaries, its respective date of incorporation), and securities registers of the Company and each of the Company Subsidiaries, except for any meetings of the Company Board or any committee of the Company Board at which the transactions contemplated by this Agreement were considered. At the Effective Time, all of those books and records will be in the possession of the Company and the Company Subsidiaries (or their respective legal counsel). The corporate records and minute books of the Company and the Company Subsidiaries have been maintained in accordance with all applicable Laws in all material respects and such corporate records and minute books are complete and accurate in all material respects.

(d) Company Subsidiaries. The Company does not have any subsidiaries other than the Company Subsidiaries. Except as required under applicable Mexican law in respect of one Series A share of Canam, which is held by Michael Konnert, the Company, directly or indirectly, owns 100% of the outstanding shares or other equity interests of each Company Subsidiary. In the case of Canam, the nominal share not held directly or indirectly by the Company is held solely to satisfy applicable Mexican legal requirements. All of the outstanding shares or other equity interests in each Company Subsidiary have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interests. Except for the shares or other equity interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any share capital of, or other equity or voting interests in, any person.

(e) Books and Records. The financial books and records and accounts of the Company and each of the Company Subsidiaries have been maintained in all material respects in accordance with good business practices and in accordance with IFRS.

1.2 Capitalization

(a) Capital. The authorized capital of the Company consists of an unlimited number of Company Shares with no par value, of which 67,378,561 Company Shares are issued and outstanding as at the date hereof. All of the outstanding Company Shares have been duly authorized, are validly issued, fully paid and non-assessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. Other than the Support Agreements and this Agreement, the Company is not a party or subject to any agreement or understanding, and there is no agreement or understanding between any persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director of the Company. No Company Subsidiary owns any Company Shares.

(b) Stock Options; Company DSUs; Company RSUs; Company PSUs.

(i) Schedule 1.2(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each outstanding Company Option granted under the Company Equity Incentive Plan or granted under the Company Legacy Option Plan and now governed by the Company Equity Incentive Plan, and (A) the name of the holder of such Company Option, (B) the number of Company Shares subject to such outstanding Company Option, (C) the exercise price of such Company Option, (D) the date on which such Company Option was granted or issued, (E) the applicable vesting schedule and the extent to which such Company Option is vested and exercisable as of the date hereof, and (F) the date on which such Company Option expires. All Company Shares subject to issuance under the Company Equity Incentive Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Each outstanding Company Option was granted under the Company Equity Incentive Plan or the Company Legacy Option Plan, as the case may be. The Company Options shall be treated in accordance with the provisions of the Plan of Arrangement and there are no agreements between the Company and any Company Optionholder to the contrary.

(ii) Schedule 1.2(b)(ii) of the Company Disclosure Letter sets forth with respect to each Company DSU Holder a true, correct and complete list of (A) the name of the Company DSU Holder, (B) the number of Company DSUs held by such Company DSU Holder, (C) the grant date of the Company DSUs held by such Company DSU Holder, and (D) the applicable vesting schedule and the extent to which such Company DSUs are vested as of the date hereof. Each outstanding Company DSU was granted under the Company Equity Incentive Plan. The Company DSUs shall be treated in accordance with the provisions of the Plan of Arrangement and there are no agreements between the Company and any Company DSU Holder to the contrary.

(iii) Schedule 1.2(b)(iii) of the Company Disclosure Letter sets forth with respect to each Company RSU Holder a true, correct and complete list of (A) the name of the Company RSU Holder, (B) the number of Company RSUs held by such Company RSU Holder, (C) the grant date of the Company RSUs held by such Company RSU Holder, and (D) the applicable vesting schedule and the extent to which such Company RSUs are vested as of the date hereof. Each outstanding Company RSU was granted under the Company Equity Incentive Plan. The Company RSUs shall be treated in accordance with the provisions of the Plan of Arrangement and there are no agreements between the Company and any Company RSU Holder to the contrary.

(iv) Schedule 1.2(b)(iv) of the Company Disclosure Letter sets forth with respect to each Company PSU Holder a true, correct and complete list of (A) the name of the Company PSU Holder, (B) the number of Company PSUs held by such Company PSU Holder, (C) the grant date of the Company PSUs held by such Company PSU Holder, and (D) the applicable performance vesting criteria and the extent to which such Company PSUs are vested as of the date hereof. Each outstanding Company PSU was granted under the Company Equity Incentive Plan. The Company PSUs shall be treated in accordance with the provisions of the Plan of Arrangement and there are no agreements between the Company and any Company PSU Holder to the contrary.

(v) The Company Equity Incentive Plan and the Company Legacy Option Plan (A) were adopted, authorized and approved, and (B) have been operated, in compliance with all applicable Laws and regulations of the TSXV, including in connection with any changes made to the original exercise price of any outstanding or previously exercised Company Option. Any grant of securities or changes in the terms of any prior grants, including with respect to Company Options, Company DSUs, Company RSUs and Company PSUs were made in compliance with the terms of the Company Equity Incentive Plan or the Company Legacy Option Plan, as the case may be.

(vi) Other than the Company Options, the Company DSUs, the Company RSUs and the Company PSUs, there are no outstanding (A) securities of the Company or any Company Subsidiary convertible into or exchangeable for Voting Debt or Company Shares, (B) options, warrants or other agreements or commitments to acquire from the Company or any of the Company Subsidiaries, or obligations of the Company or any of the Company Subsidiaries to issue, any Voting Debt or Company Shares (or securities convertible into or exchangeable for Company Shares), or (C) restricted shares, restricted share units, share appreciation rights, performance shares, profit participation rights, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Company Shares, in each case that have been issued by the Company or the Company Subsidiaries. All outstanding Company Shares, all outstanding Company Options, Company DSUs, Company RSUs and Company PSUs, and all shares or other equity interests in any Company Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with all applicable Securities Laws.

(vii) There are no outstanding contractual or other obligations requiring the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Shares or any shares or other equity interests of any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is a party to any voting, shareholder rights or other similar agreement with respect to the Company Shares or any other securities of the Company or the Company Subsidiaries.

(c) Neither the Company nor any of the Company Subsidiaries have issued any bonds, debentures, notes or other evidences of indebtedness.

(d) No grants in respect of Company Options, Company DSUs, Company RSUs or Company PSUs involved any "back dating", "forward dating", "spring loading" or similar practices.

(e) All Company Shares that may be issued pursuant to the exercise of outstanding Company Options or the vesting of the Company DSUs, Company RSUs and Company PSUs:

(i) will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable;

(ii) are not and will not be subject to or issued in violation of any Law or any pre-emptive rights; and

(iii) have been recorded on the Company Financial Statements in accordance with IFRS.

(f) All dividends and distributions on securities of the Company that have been declared or authorized have been paid in full.

(g) Neither the Company nor any of the Company Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of the Company Subsidiaries.

(h) No holder of securities issued by the Company or any of the Company Subsidiaries has any right to compel the Company or any of the Company Subsidiaries to register or otherwise qualify Company Shares (or any of them) or other securities for public sale or distribution.

1.3 Authority Relative to this Agreement

(a) The Company has all requisite corporate power, capacity and authority (i) to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and (ii) subject to obtaining the requisite approvals pursuant to Article 2 of this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder.

(b) The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Arrangement and the other transactions contemplated by this Agreement have been duly authorized by the Company Board (with conflicted directors abstaining) and no other corporate proceedings on the part of the Company are necessary to authorize:

(i) the execution and delivery by it of this Agreement; and

(ii) subject to obtaining the requisite approvals pursuant to Article 2 of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

1.4 Governmental Authorization

No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company in connection with the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement and the other transactions contemplated hereby or the ability of the Company to conduct its operations, other than the following:

(a) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(b) the Final Order and any filings required in order to obtain the Final Order;

(c) filing the Circular and other filings under applicable Securities Laws as are contemplated by this Agreement;

(d) filings and other actions required under applicable Securities Laws and the rules and policies of the applicable Exchanges as are contemplated by this Agreement;

(e) the CNA Approval; and

(f) any other authorizations, licences, permits, certificates, registrations, consents or approvals which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

1.5 No Violation

Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 1.4 of this Schedule C, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both):

(a) conflict with, result in a violation or breach of:

(i) any Law applicable to the Company, any of the Company Subsidiaries or any of their respective properties or assets;

(ii) any provision of the Constating Documents of the Company or any of the Company Subsidiaries; or

(iii) any license or registration or any agreement, contract or commitment, written or oral, which the Company or any of the Company Subsidiaries is a party to or bound by or subject to;

(b) result in a conflict, contravention, breach or default under, or termination of, or accelerate or permit the acceleration of the performance required by, or loss of any material benefit under, or require any consent or approval under, any Company Material Contract or Permit to which it is a party or by which it is bound or to which the property and assets of the Company and the Company Subsidiaries are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such Company Material Contracts or Permits;

(c) except as set out in Schedule 1.5(c) of the Company Disclosure Letter, give rise to any rights of first refusal, rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any Company Material Contract or Permit;

(d) result in the creation or imposition of any Lien upon any of the property or assets of the Company or any of the Company Subsidiaries, or restrict, hinder, impair or limit its or the Company Subsidiaries' ability to carry on their respective business as and where it is now being carried on; or

(e) except as set forth in Schedule 1.5(e) of the Company Disclosure Letter, result in any payment (including retention, severance, unemployment, compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Company or any of the Company Subsidiaries, or increase any benefit payable to such director, officer or employee by the Company or any of the Company Subsidiaries, or result in the acceleration of time or payment or vesting of any such benefits.

1.6 Consents

There are no consents, approvals or notices required from any third party under any Contracts of the Company in order for the Company to proceed with the execution and delivery of this Agreement and the completion of the Arrangement and the other transactions contemplated by this Agreement, other than consents, approvals and notices which, if not obtained, would not prevent, materially delay or materially impede the closing of the Arrangement.

1.7 Compliance with Laws; Permits

(a) Compliance with Laws.

(i) The business of the Company and the Company Subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and Orders and neither the Company nor the Company Subsidiaries have received any notice of any alleged violation of any such Laws.

(ii) Neither the Company nor any of the Company Subsidiaries are or have been under any investigation with respect to, are or have been charged or, to the Knowledge of the Company, threatened to be charged with, or have received any notice, written or oral, of, any alleged material violation of, or material non-compliance with, any applicable Laws or disqualification by a Governmental Authority.

(iii) The Company and the Company Subsidiaries do not have any Knowledge of any future or potential changes in any Law or any governmental position that may materially impact the business, operations, financial condition, prospects or otherwise of the Company or any of the Company Subsidiaries.

(b) Anti-Bribery. Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, supervisors, managers, employees or agents has:

(i) violated or is in violation of any applicable anti-corruption, anti-bribery, export control and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act, any applicable anti-corruption, anti-bribery, export control and economic sanctions Laws of Mexico and any other applicable anti-corruption, anti-bribery, export control and economic sanctions Laws of any relevant jurisdiction;

(ii) made, given, authorized or offered any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, the United States, Mexico or other jurisdictions in which the Company or any of the Company Subsidiaries has assets, other than in accordance with applicable Laws;

(iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iv) violated or is in violation of any provision of applicable Law relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing.

(c) Money Laundering Laws.

(i) The operations of the Company and the Company Subsidiaries are and have been conducted at all times in compliance with: (A) applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions; (B) the rules and regulations thereunder; and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws").

(ii) No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Company or any of the Company Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(d) Sanctions Laws. Neither the Company nor the Company Subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or, to the Knowledge of the Company, agents is a Sanctioned Person. Neither the Company nor any of the Company Subsidiaries (i) has assets or operations in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(e) Expropriation. No part of the property or assets of the Company or any of the Company Subsidiaries has been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor, to the Knowledge of the Company, is there any intent or proposal to give such notice or commence any such proceeding.

(f) Permits.

(i) Schedule 1.7(f)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits. The Company and the Company Subsidiaries hold, to the extent legally required to operate their respective businesses as currently conducted on the date of this Agreement, all Company Permits. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened.

(ii) The Company and each of the Company Subsidiaries are and have been in material compliance with the terms of all Company Permits. Neither the transactions contemplated by this Agreement, nor, to the Knowledge of the Company, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any Company Permits.

(iii) Neither the Company nor any of the Company Subsidiaries has received any written notices or other correspondence from any Governmental Authority regarding any circumstances that have existed or currently exist that would lead to a loss, suspension or modification of, or a refusal to issue, any Permits that would reasonably be expected to restrict, curtail, limit or adversely affect the ability of the Company or any of the Company Subsidiaries to operate their respective businesses.

1.8 Reporting Issuer Status and Securities Law Matters

(a) Public Reporting Requirements.

(i) The Company has timely filed or furnished, as applicable, in all material respects, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required under applicable Securities Laws to be filed or furnished as part of the Company Public Disclosure Record.

(ii) The documents and information comprising the Company Public Disclosure Record (A) as at the respective dates they were filed, complied as to form in all material respects with the applicable requirements of Securities Laws and the TSXV, as the case may be, as in effect on the respective dates so filed, (B) did not, at the respective dates they were filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm.

(iii) The Company has not received any comments from any Securities Authority with respect to the Company Public Disclosure Record that have not been resolved and that are not contained in the Company Data Room. None of the Company Subsidiaries is required to file or furnish any forms, reports or other documents with any Securities Authority.

(iv) The Company is not subject to continuous disclosure or other public reporting requirements under any securities Laws outside of Canada. None of the Company Subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws.

(v) The Company has not filed or furnished any (A) confidential material change report (which at the date of this Agreement remains confidential) or (B) other confidential filings (including redacted filings other than material contracts which required redaction), with or to any Securities Authority or the TSXV.

(vi) There is no material fact concerning the Company which has not been disclosed in the Company Public Disclosure Record on or before the date hereof (other than the entering into of this Agreement).

(b) Reporting Issuer Status.

(i) The Company is a "reporting issuer" within the meaning of applicable Securities Laws in each of the provinces and territories of Canada.

(ii) The Company is not on the list of reporting issuers in default under applicable Securities Laws.

(iii) No Securities Authority has issued any order preventing or suspending trading of any securities of the Company.

(iv) The Company has not taken any action to cease to be a reporting issuer in any of the provinces or territories of Canada.

(v) The Company has not received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company.

(c) Securities Laws Non-Compliance. There are no current, pending or, to the Knowledge of the Company, threatened proceedings before any Governmental Authority relating to any alleged non-compliance with any applicable Securities Laws.

(d) Stock Exchanges.

(i) The Company Shares are listed and posted for trading on the TSXV.

(ii) Trading in the Company Shares on the TSXV is not currently halted or suspended.

(iii) All Company Shares issued and outstanding, and all Company Shares issuable under any Contract, have been duly approved for listing on the TSXV.

(iv) No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Company is pending, in effect or, to the Knowledge of the Company, threatened or is expected to be implemented or undertaken.

(e) Audit. To the Knowledge of the Company, neither the Company nor any of the Company Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or Exchange.

(f) U.S. Securities Law Matters.

(i) The Company is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii) The Company is not registered, and is not required to be registered, as an "investment company" pursuant to the U.S. Investment Company Act of 1940, as amended.

(iii) Neither the Company nor any of the Company Subsidiaries has, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

1.9 Financial Statements

(a) Financial Statements.

(i) Each of the consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the Company Public Disclosure Record (collectively, the "Company Financial Statements") (A) complied as to form in all material respects with applicable Securities Laws with respect thereto as of their respective dates; (B) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in such financial statements and the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by applicable Securities Laws); and (C) fairly presented the consolidated financial position of the Company and its consolidated subsidiaries at the respective dates thereof and the consolidated results of the Company's operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS and applicable Securities Laws.

(ii) The Company does not intend to correct or restate, nor, to the Knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(iii) The financial books, records and accounts of the Company and each of the Company Subsidiaries (A) have been maintained, in all material respects, in accordance with IFRS; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and the Company Subsidiaries; and (D) accurately and fairly reflect in all material respects the basis of the Company Financial Statements.

(iv) None of the Company, any of the Company Subsidiaries or any director, officer or employee of the Company or any of the Company Subsidiaries, nor, to the Knowledge of the Company, auditor, accountant or representative of the Company or any of the Company Subsidiaries, has received or otherwise obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A) any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices; or

(B) any expression of concern from its employees regarding questionable accounting or auditing matters,

which has not been resolved to the satisfaction of the audit committee of the Company Board.

(v) The Company Financial Statements reflect appropriate and adequate reserves in accordance with IFRS in respect of all contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis.

(vi) There has been no material change in the Company's accounting policies, except as described in the notes to the Company Financial Statements.

(b) No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any outstanding Liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the Liabilities of any person, other than (i) those specifically identified in the Company Financial Statements, or such as may have been incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (ii) those that are incurred in connection with the transactions contemplated by this Agreement, and (iii) those which have not had and are not reasonably expected to have a Company Material Adverse Effect.

(c) Auditors. The Company's auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there is not now, and there has never been, a "reportable event" (within the meaning of section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Company's auditors.

(d) Internal Controls.

(i) The Company and each of the Company Subsidiaries has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is sufficient to provide reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, (B) that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's and the Company Subsidiaries' assets that could have a material effect on the Company's financial statements.

(ii) The annual and interim certifications filed by the Company as part of the Company Public Disclosure Record have been true and accurate.

(iii) To the Knowledge of the Company, there is and there has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company.

(e) Disclosure Controls and Procedures. The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the applicable Securities Laws, and that all such information is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the applicable Securities Laws with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company's auditors and the audit committee of the Company Board (i) any "material weakness" (as such term is defined in NI 52-109) in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company's internal controls over financial reporting.

(f) Off-Balance Sheet Arrangements. Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), where the result, purpose or intended effect of such transaction, arrangement, obligation, relationship or Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of the Company Subsidiaries in the Company Public Disclosure Record.

(g) Derivative Transactions. Neither the Company nor any of the Company Subsidiaries have any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

1.10 Non-Arm's Length Transactions

Except as disclosed in the Company Financial Statements and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or the Company Subsidiaries, on the one hand, and any (i) officer or director of the Company or the Company Subsidiaries, (ii) any holder of record of 10% or more of the outstanding Company Shares or any person that, to the Knowledge of the Company, beneficially owns 10% or more of the outstanding Company Shares, or (iii) any affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

1.11 Absence of Certain Changes

Since the Company Balance Sheet Date, the business of the Company and each of the Company Subsidiaries has been conducted only in the ordinary course of business, except for the Arrangement and the other transactions contemplated hereby, and there has not been any event, condition, change, effect, circumstance or occurrence which has had or would reasonably be expected to have a Company Material Adverse Effect.

1.12 Employment Matters

(a) Schedule 1.12(a) of the Company Disclosure Letter sets out a true and complete list of all employees of the Company and the Company Subsidiaries, whether actively at work or not, including their respective name, job title, hire date, work location, number of years of service, term of Contract (if fixed), compensation (including, but not limited to, salary, bonus, commissions, incentive based compensation and any fringe benefits), eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave and expected return date, if known)), any accrued vacation, overtime or sick day entitlement, and whether they are unionized or subject to a written employment Contract as well as a list of all former employees of the Company and the Company Subsidiaries to whom the Company or any of the Company Subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations. Except as set forth in Schedule 1.12(a) of the Company Disclosure Letter, no employee of the Company or any of the Company Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance. Except as set forth in Schedule 1.12(a) of the Company Disclosure Letter, there are no written Contracts including any restrictive covenant agreements in relation to the employees listed in Schedule 1.12(a) of the Company Disclosure Letter.

(b) Schedule 1.12(b) of the Company Disclosure Letter contains a true and complete list of each independent contractor currently engaged by the Company or any of the Company Subsidiaries including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts have been made available to the Purchaser in the Company Data Room. Each independent contractor of the Company and the Company Subsidiaries has been properly classified as an independent contractor and neither the Company nor any of the Company Subsidiaries has received any notice from any Governmental Authority or contractor disputing such classification.

(c) Except as set forth in Schedule 1.12(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to or bound or governed by, or subject to:

(i) any employment, consulting, retention or change of control agreement with, or any written or, to the Knowledge of the Company, oral agreement, arrangement or understanding providing for retention, severance or termination payments, change of control, golden parachute or any other obligation to, any officer, employee or consultant of the Company or any of the Company Subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement);

(ii) any application for certification, collective bargaining agreement, voluntary recognition or any other labour or union agreement, or any actual or, to the Knowledge of the Company, threatened application for certification or bargaining rights (including related employer or successor employer) in respect of the Company or any of the Company Subsidiaries;

(iii) any current, pending or, to the Knowledge of the Company, threatened labour dispute, strike, lock-out, work slowdown or stoppage relating to or involving any employees of the Company or any of the Company Subsidiaries and no such event has occurred in the last three years; or

(iv) any actual or, to the Knowledge of the Company, threatened claim against the Company or any of the Company Subsidiaries arising out of or in connection with any employment or consulting relationship or the termination thereof.

Complete and correct copies of any written agreements, arrangements and understandings referred to in paragraphs (i) and (ii) of this Section 1.12(c) have been made available to the Purchaser in the Company Data Room.

(d) Neither the Company nor any of the Company Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance, claim, charge, administrative agency investigation or arbitration proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, and no such event has occurred within the last five years.

(e) There are no existing or, to the Knowledge of the Company, threatened attempts to organize, certify or establish any labour representative with respect to any employees of the Company or any of the Company Subsidiaries, and no such attempts have occurred within the last five years.

(f) All compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees.

(g) All accruals for unpaid vacation pay, sick pay and overtime, premiums for employment insurance, Company Employee Plan premiums, Canada Pension Plan premiums, accrued wages, salaries and incentive payments have been reflected in the Company's books and records in accordance with IFRS.

(h) Each of the Company and the Company Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, accessibility, employment equity, pay equity, workers' compensation, human rights and harassment and discrimination prevention, labour relations, immigration and privacy, and there are no current, pending or, to the Knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

1.13 Health and Safety

(a) Neither the Company nor any of the Company Subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws.

(b) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of the Company Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, to the Knowledge of the Company, no audit of the Company or any of the Company Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, charges, outstanding compliance or inspection orders, investigations or inquiries pending against the Company or any of the Company Subsidiaries (or naming the Company or any of the Company Subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws, and, to the Knowledge of the Company, no investigation is contemplated with respect to non-compliance with any applicable health and safety Laws. Each of the Company and the Company Subsidiaries have complied in all respects with any orders issued under any applicable health and safety Laws.

1.14 Employee Plans

(a) All Company Employee Plans are set forth in Schedule 1.14(a) of the Company Disclosure Letter (and specifies which of the Company Employee Plans, if any, is a multi-employer plan). The Company has made available to the Purchaser in the Company Data Room true, correct and complete copies of all of the Company Employee Plans as amended as of the date hereof, together with all related material documentation including, as applicable, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, and all legal opinions and memoranda and correspondence with all regulatory authorities or other relevant persons.

(b) Each of the Company and the Company Subsidiaries have complied in all material respects with all of the terms of the Company Employee Plans, and all applicable Laws in respect of employee compensation and benefit obligations of the Company and the Company Subsidiaries. All contributions and premiums owing under the Company Employee Plans by the Company have been paid when due in accordance with the terms of the Company Employee Plans and applicable Laws.

(c) No Company Employee Plan is a "registered pension plan" or a "retirement compensation arrangement" as each such term is defined in the Tax Act or provides health and welfare following the retirement or termination of employment of any employee of the Company or any of the Company Subsidiaries (except where required by statute, pursuant to the terms of an individual employment or termination agreement, or benefits continuation where an individual on disability is terminated).

(d) There are no claims (other than routine claims for benefits by employees and their beneficiaries or dependents arising in the ordinary course of operation of the Company Employee Plan) or Legal Action pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan.

(e) No provision in any Company Employee Plan limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Company Employee Plan in accordance with its terms and applicable Laws, and no binding commitments to improve or otherwise amend any Company Employee Plan have been made by the Company to its employees.

(f) To the Knowledge of the Company, (i) the administrator of each Company Employee Plan is in possession of all documents and employee data necessary to administer each Company Employee Plan in accordance with its terms and applicable Law, and (ii) such data is complete, correct and in a form that is sufficient for the proper administration of each Company Employee Plan.

(g) With respect to the Company Employee Plans, (i) no event has occurred, and there exists no condition or set of circumstances, in connection with which the Company or the Company Subsidiaries could be subject to any material liability (other than for routine claims for benefits in the ordinary course of business) under the terms of any Company Employee Plan or any applicable Law, (ii) neither the Company and the Company Subsidiaries nor any Company Employee Plan is a participant in any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

1.15 Acceleration of Benefits

Except pursuant to the Company Equity Incentive Plan, the terms of this Agreement or as set out in Schedule 1.15 of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to (a) any retirement, severance, bonus or other similar payment from the Company or any of the Company Subsidiaries, (b) the acceleration of the vesting or the time to exercise of any outstanding stock option, restricted share unit, performance share unit, deferred share unit or employee or director awards of the Company or any of the Company Subsidiaries, (c) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of the Company Subsidiaries, or (d) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of the Company Subsidiaries.

1.16 Company Material Contracts

(a) Contracts. Set forth in Schedule 1.16(a) of the Company Disclosure Letter is a true, correct and complete list of all of the following Contracts to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound:

(i) any Contract that, as of the date hereof, is a "material contract" (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations), whether or not filed by the Company as part of the Company Public Disclosure Record;

(ii) any Contract with respect to (A) any joint venture, partnership or similar arrangement that is material to the Company or the Company Subsidiaries taken as a whole, or (B) the purchase of any equity interest in any other entity;

(iii) any mortgages, indentures, guarantees, loan or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, other than accounts receivable and payable;

(iv) any Contract relating to any lease, license or pending acquisition or disposition, directly or indirectly (by merger or otherwise), by the Company or the Company Subsidiaries of properties or assets;

(v) any Contract relating to the deferred purchase price of property or assets, whether incurred, assumed, guaranteed or secured by any asset;

(vi) any Contract which purports to limit in any material respect the right of the Company or any of the Company Subsidiaries (x) to engage in any line of business, or (y) to compete with any person or operate in any geographical location;

(vii) any Contract that restricts the Company from paying dividends or other distributions to its shareholders;

(viii) any Contract relating to any interest rate, currency, equity or commodity swap, hedge, derivative, forward or off-take agreement;

(ix) any employment or consulting agreement, Contract or commitment (in each case with respect to which the Company or any of the Company Subsidiaries has continuing obligations) with any officer, director or employee of the Company or any of the Company Subsidiaries or independent contractors;

(x) any Contract providing for indemnification or any guaranty by the Company or any of the Company Subsidiaries;

(xi) any Contract that contains any provision that requires the purchase of all of the Company's or any of the Company Subsidiaries' requirements for a given product or service from a given third party, which product or service is material to the Company and the Company Subsidiaries, taken as a whole;

(xii) any Contract that obligates the Company or any of the Company Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Plan of Arrangement will obligate the Purchaser or any of the Company Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(xiii) any Contract the performance of which will involve consideration in excess of $100,000 in the aggregate and which may not be cancelled on 30 days' prior notice or less;

(xiv) any Contract that relates to any interest in any real property, mining claim, mineral interest or operating business, including any Contract with any consultants or advisors which involves consideration in excess of $100,000;

(xv) any Contracts, including the Company Royalty Agreements, that provide for any royalty, participation, streaming, net smelter royalty/return/receipt, right of first refusal, right to match, earn-in right or similar arrangement;

(xvi) any Contract under which the Company has an indemnification obligation which is not expressly capped and limited by the terms of such Contract with respect to any person regarding data privacy, data security or any access to, transmission or disclosure of, confidentiality of or use of Personal Information;

(xvii) any Contract that if terminated or modified, or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; or

(xviii) any Contract that is not otherwise described in clauses (i)-(xvii) above that is material to the Company and the Company Subsidiaries, taken as a whole.

Each Contract of the type described in this Section 1.16(a) of this Schedule C is referred to herein as a "Company Material Contract". The Company Data Room contains true, correct and complete copies of all Company Material Contracts, including any amendments thereto.

(b) Binding Obligations; Compliance.

(i) Each Company Material Contract is a valid and binding obligation of the Company or the applicable Company Subsidiary, and, to the Knowledge of the Company, the other parties thereto, and is enforceable in accordance with its respective terms, subject to any Enforceability Limitations, and is in full force and effect.

(ii) The Company or the applicable Company Subsidiary has performed in all material respects all respective obligations required to be performed by it to date under each Company Material Contract.

(iii) Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract.

(iv) As of the date hereof, neither the Company nor any of the Company Subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and, to the Knowledge of the Company, no such action has been threatened.

(v) Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any third party is in breach (with or without the lapse of time or the giving of notice, or both), or has received written notice of breach, of any Company Material Contract.

(vi) All costs, expenses and liabilities payable on or prior to the date hereof under the terms of any Company Material Contracts have been properly and timely paid, except for such expenses that are currently being paid prior to delinquency in the ordinary course of business or such costs, expenses and liabilities the non-payment of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

1.17 Litigation

There are no Legal Actions pending or, to the Knowledge of the Company, threatened against or involving the Company or any of the Company Subsidiaries or affecting any of their respective properties or assets, or, to the Knowledge of the Company, any executive officer or director of the Company or any of the Company Subsidiaries in their capacities as such and neither the Company nor any of the Company Subsidiaries is subject to any outstanding Order.

1.18 Environmental Matters

(a) The Company and the Company Subsidiaries are, and have been, in compliance, in all material respects, with all Environmental Laws.

(b) To the Knowledge of the Company, the properties underlying the Company Royalty Interests have been, and are being, operated in compliance, in all material respects, with all Environmental Laws.

(c) To the Knowledge of the Company, there has been no Release of any Hazardous Substances in violation of Environmental Laws on or under any of the properties underlying the Company Royalty Interests that would reasonably be expected to result in a Legal Action pursuant to any Environmental Laws against the Company or any of the Company Subsidiaries, or against Vizsla Silver or any of its subsidiaries, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There has not been: (i) any written Order issued pursuant to Environmental Laws against the Company or the Company Subsidiaries, or, to the Knowledge of the Company, against Vizsla Silver or any of its subsidiaries in respect of the properties underlying the Company Royalty Interests, that remains outstanding that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect; or (ii) any issued demand, notices, claims, complaints, penalties, prosecutions or any other judicial or administrative Legal Action that remains outstanding with respect to a material breach of any Environmental Law by the Company or the Company Subsidiaries, or, to the Knowledge of the Company, by Vizsla Silver or any of its subsidiaries in respect of the properties underlying the Company Royalty Interests, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has any material obligation, pursuant to any agreement or contract, by operation of Environmental Laws, for any claims related to non-compliance with, or material liability under, any Environmental Law.

1.19 Real Property and Personal Property

(a) Real Property.

(i) Neither the Company nor any of the Company Subsidiaries owns any real property.

(ii) Neither the Company nor any of the Company Subsidiaries leases or subleases any real property.

(b) Personal Property.

(i) The Company and each of the Company Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property (the "Personal Property") owned or used by it, free and clear of all Liens other than Permitted Liens.

(ii) The Personal Property that is material to and used regularly in the operations of the Company and the Company Subsidiaries has been maintained in all material respects in accordance with past practice and generally accepted industry practice, and is in good operating condition and repair (ordinary wear and tear excepted).

(iii) The Personal Property consists of all of the personal property necessary for use by the Company and the Company Subsidiaries in the operation of its business, as such business is presently and proposed to be conducted, at the date hereof and as of the Effective Time.

1.20 Company Royalty Interests

(a) Schedule 1.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Royalty Interests owned by the Company and the Company Subsidiaries, and identifies which entity owns each such Company Royalty Interest. The Company has made available to the Purchaser in the Company Data Room true and complete copies of each Company Royalty Agreement, none of which has been amended, modified, supplemented, replaced or terminated, except as disclosed in Schedule 1.20(a) of the Company Disclosure Letter. Other than the Company Royalty Interests, neither the Company nor any of the Company Subsidiaries has any interest in, or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Permits or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein).

(b) The Company and the Company Subsidiaries (i) are the sole legal and beneficial owners, and have valid and sufficient right, title and interest, free and clear of any defect or Lien (other than Permitted Liens), to each of the Company Royalty Interests and to each of the Company Royalty Agreements; and (ii) are entitled to the benefits of all of their respective properties and assets of any nature whatsoever and to all benefits derived therefrom, together with all additions thereto, and their interests in such properties and assets are not subject to any Lien (other than Permitted Liens) or defect in title of any kind.

(c) No person has any oral or written agreement, option, right, privilege or any other right capable of becoming any of the same (whether legal, equitable, contractual or otherwise) for the purchase from the Company or any of the Company Subsidiaries of any of the Company's or any of the Company Subsidiaries' rights and benefits under the Company Royalty Interests or the Company Royalty Agreements.

(d) Each Company Royalty Agreement is legal, valid, binding and in full force and effect and is enforceable by the Company or one of the Company Subsidiaries in accordance with its terms (subject to the Enforceability Limitations). The Company and the Company Subsidiaries have not, directly or indirectly, assigned any of their rights or obligations under and retain their full original economic interest in the Company Royalty Interests.

(e) Except as set forth in Schedule 1.20(f) of the Company Disclosure Letter, the Company Royalty Agreements have been registered, or all appropriate proceedings have been taken to register the Company Royalty Agreements, on title to the properties underlying the Company Royalty Interests.

(f) Neither the Company nor any of the Company Subsidiaries has Knowledge of, or has received notice of, any breach or default under nor, to the Knowledge of the Company, does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a breach or default under any Company Royalty Agreement by any other party to such Company Royalty Agreement.

(g) There are no adverse claims (other than Permitted Liens) directly against the Company or any of the Company Subsidiaries relating to the properties underlying the Company Royalty Interests which could affect the Company's or the Company Subsidiaries' right, title or interest in the Company's or any of the Company Subsidiaries' assets or the ability of the Company or the Company Subsidiaries to receive the benefits associated with the Company's and the Company Subsidiaries' assets, including the title to or ownership by the Company or the Company Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Company Royalty Interests.

(h) None of the directors or officers of the Company or any of the Company Subsidiaries holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title or interest in any of the Company's assets or in any Permit, concession, claim, lease, licence or other right with respect to the Company's assets or, to the Knowledge of the Company, the properties underlying the Company Royalty Interests.

(i) The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of the Company Subsidiaries with respect to any Company Royalty Interest; (ii) contravene, conflict with or result in a violation or breach of, or allow any person to exercise any rights, require any consent or approval to be obtained or notice to be given under, or constitute a default under, or cause or give rise to a third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Company Royalty Agreement; or (iii) result in the creation or imposition of any Lien (other than Permitted Liens) in respect of any Company Royalty Interest.

(j) The Company and the Company Subsidiaries have obtained and maintained all governmental and third party authorizations necessary for the execution, delivery and performance of each Company Royalty Agreement pertaining to the Company Royalty Interests and consummation of the transactions contemplated thereunder.

(k) All payments that are due under each Company Royalty Agreement, if any, have been paid and there are no amounts outstanding.

(l) No advance royalties or other advance payments have been paid by Vizsla Silver or any of its subsidiaries (or any of their respective predecessors in interest) to the Company or any of the Company Subsidiaries and no set-off rights exist with respect to the payment of the royalties.

(m) The Company does not have Knowledge of any fact relating to any Company Royalty Interest which would reasonably be expected to materially and adversely affect the business, operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole.

(n) To the Knowledge of the Company, in respect of the Company Royalty Interests:

(i) the mineral or real property interests underlying the Company Royalty Interests are owned by Vizsla Silver or its subsidiaries, they are in good standing and current with all obligations under Laws, including the Mining Law of Mexico, and none of the mineral or real property interests underlying the Company Royalty Interests is subject to any reversionary right or expropriation proceeding which would invalidate any Company Royalty Interest;

(ii) Vizsla Silver directly or indirectly holds all material Permits necessary for carrying on its business as currently carried on with respect to the properties underlying the Company Royalty Interests and such Permits are not invalid and are subsisting and in good standing in all material respects in accordance with applicable Laws;

(iii) neither Vizsla Silver nor any of its subsidiaries has received any notice of any proceeding relating to the revocation or adverse modification of any material Permit with respect to the properties underlying the Company Royalty Interests, and neither Vizsla Silver nor any of its subsidiaries has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material Permit with respect to any properties underlying the Company Royalty Interests; and

(iv) no part of the properties underlying the Company Royalty Interests has been taken, revoked, condemned or expropriated by any Governmental Authority, nor has any notice or proceeding in respect thereof been given, commenced or threatened or is pending.

1.21 Technical Matters

(a) The Company Royalty Interests in the Panuco Project constitute the only material property of the Company for the purposes of NI 43-101.

(b) The scientific and technical information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to securities Laws has been prepared by the Company or its consultants and, to the Knowledge of the Company, by Vizsla Silver or any of its subsidiaries or their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of securities Laws.

(c) The Company is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby or qualifies to use, and is relying on, the exemption set forth in section 9.2(1) of NI 43-101 with respect to the filing of any technical reports required thereby.

1.22 Taxes

(a) Tax Returns and Payment of Taxes. The Company and each of the Company Subsidiaries has duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by it with any Governmental Authority on or before the applicable due date. Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of the Company Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns disclosed in Schedule 1.22(a) of the Company Disclosure Letter. All Taxes due and owing by the Company or any of the Company Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company Financial Statements through the date thereof (in accordance with IFRS). The most recent Company Financial Statements reflect an adequate reserve (in accordance with IFRS) for all material Taxes payable by the Company and the Company Subsidiaries through the date of such most recent Company Financial Statements. Neither the Company nor any of the Company Subsidiaries has incurred any material Liability for Taxes since the date of the most recent Company Financial Statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. The Company Data Room contains true, correct and complete copies of all federal, provincial, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of the Company and the Company Subsidiaries.

(c) Withholding. The Company and each of the Company Subsidiaries has withheld and duly and timely paid to the appropriate Governmental Authority each Tax required to have been withheld and paid in connection with amounts paid or owing to any employees of the Company, independent contractor, creditor, customer, shareholder or other party, and materially complied with all information reporting and withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of the Company or any of the Company Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS have been made in the Company Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of the Company Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of the Company Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing, pending or, to the Knowledge of the Company, threatened with respect to any material Tax liability of the Company or any of the Company Subsidiaries.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and the Company Subsidiaries do not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to Tax in that jurisdiction. None of the Company or the Company Subsidiaries is subject to Tax in any jurisdiction other than its place of incorporation by virtue of (i) having a permanent establishment or other place of business, or (ii) having a source of income in that jurisdiction.

(g) Publicly Traded Status. All of the outstanding Company Shares are listed and posted for trading on the TSXV.

(h) Tax Act Provisions. There are no circumstances existing which could result in the application of section 17, 78, 79 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of the Company Subsidiaries.

(i) Reserves. The Company and the Company Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or the Company Subsidiaries for any period ending after the Effective Time.

(j) Transfer Pricing. For all transactions between the Company or any of the Company Subsidiaries, on the one hand, and any non-resident person with whom the Company or any of the Company Subsidiaries, as applicable, was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, the Company and each of the Company Subsidiaries has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Neither the Company nor any of the Company Subsidiaries has entered into an agreement contemplated by section 191.3 of the Tax Act.

(k) U.S. Taxation. The Company is not an inverted company and will not become an inverted company by reason of the Arrangement within the meaning of Code Section 7874. The Company believes it was classified as a "passive foreign investment company" within the meaning of Code Section 1297 for its 2025 tax year, and expects that it may be classified as a "passive foreign investment company" for its current tax year and possibly future tax years. Neither the Company nor any of the Company Subsidiaries is a controlled foreign corporation within the meaning of Code Section 957.

(l) Mexican VAT. Schedule 1.22(l) of the Company Disclosure Letter sets forth a list of outstanding value added tax (within the meaning of Mexico's Federal Tax Code (Código Fiscal de la Federación), VAT Law, (Ley del Impuesto al Valor Agregado) and/or Income Tax Law (Ley del Impuesto sobre la Renta)) refund requests made by the Company or any of the Company Subsidiaries. The Company or the applicable Company Subsidiary is legally entitled to, and reasonably expects to, recover all such value added tax.

1.23 Data Privacy and Security

(a) The Company has administrative, technical and physical safeguards (including monitoring compliance with such safeguards) to protect the confidentiality, privacy and security of Personal Information and the systems, technology and networks that process Personal Information (the "Company Information Security"). The Company has produced to the Purchaser true, correct and complete copies of all written policies and procedures related to the Company Information Security.

(b) To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has experienced: (i) any unauthorized processing of Personal Information in the possession, custody or control of any of the Company or the Company Subsidiaries; or (ii) any unauthorized processing by a third party of Personal Information processed for or on behalf of the Company or any of the Company Subsidiaries. The Company and each of the Company Subsidiaries has not knowingly acted in a manner, and is not aware of any incident, that would trigger an obligation to notify any person or Governmental Authority under any Laws or Contract.

(c) The Company and each of the Company Subsidiaries is in material compliance with (i) all Laws related to Personal Information; and (ii) all policies, procedures, processes, statements or notices related to Personal Information to the extent such policies, procedures, processes, statements or notices are legally binding or give rise to legally-enforceable duties ("Privacy Legal Requirements").

(d) The Company and each of the Company Subsidiaries either transmits Personal Information across jurisdictional borders in compliance in all material respects with all Privacy Legal Requirements or processes Personal Information exclusively in the same jurisdiction as each data subject to which it relates resides.

(e) The Company and each of the Company Subsidiaries has entered into written agreements with each third party service provider, vendor and business partner that processes Personal Information, such as payment card processors, advertising and marketing agencies, cloud storage vendors and outsourced technology or human resource functions (collectively, "Data Related Vendors"), containing commercially reasonable provisions for data privacy and security. The Company and each of the Company Subsidiaries has taken reasonable steps to select and retain only those Data Related Vendors that it considers to be capable of maintaining the confidentiality, privacy and security of the Personal Information that they process on behalf of the Company and the Company Subsidiaries.

(f) No person has commenced or, to the Knowledge of the Company, threatened within the past five years any Legal Action or other written complaint, audit, proceeding, claim or investigation arising from or relating to processing by, for or on behalf of the Company or any of the Company Subsidiaries.

(g) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein shall not cause, constitute or result in a breach or violation of any Privacy Legal Requirement, any policy, procedure, process, statement or notice of the Company or any of the Company Subsidiaries as it currently exists or as it existed at any time during which any Personal Information was processed by or on behalf of the Company or any of the Company Subsidiaries.

1.24 Intellectual Property

(a) Schedule 1.24(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Intellectual Property owned by the Company or any of the Company Subsidiaries. The Company or one of the Company Subsidiaries owns (free and clear of any Liens), or possesses valid rights to use, all Intellectual Property necessary to conduct the business of the Company as it is currently conducted, and to own, lease, use and operate its properties and assets as currently owned, leased, used and operated.

(b) To the Knowledge of the Company, no person is currently infringing or misappropriating any material Intellectual Property owned by the Company or any of the Company Subsidiaries. To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has infringed or misappropriated any Intellectual Property of any person or received any material written claim of infringement or misappropriation of any Intellectual Property of any person.

1.25 Insurance

(a) Schedule 1.25(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all current policies of insurance maintained by the Company and the Company Subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company and the Company Subsidiaries (collectively, the "Company Insurance Policies"), including, with respect to each Company Insurance Policy: (i) the broker and insurer, (ii) the policy limits, (iii) any deductible/retention; and (iv) the policy term. True, correct and complete copies of such Company Insurance Policies are contained in the Company Data Room. The Company Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement.

(b) Neither the Company nor any of the Company Subsidiaries has received any notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Company Insurance Policies. All premiums due on the Company Insurance Policies have either been paid or, if due and payable prior to the Effective Date, will be paid prior to the Effective Date in accordance with the payment terms of each Company Insurance Policy.

(c) Schedule 1.25(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all pending or outstanding insurance claims against or relating to the Company or any of the Company Subsidiaries. To the Knowledge of the Company, there are no claims related to the business of the Company or the Company Subsidiaries pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

(d) Neither the Company nor any of the Company Subsidiaries is in default under, and none of them has otherwise failed to comply with, in any material respect, any provision contained in any Company Insurance Policy.

(e) The Company Insurance Policies are reasonable and prudent policies appropriate for the size, nature and scope of development of the Company and sufficient for compliance with all applicable Laws and Contracts to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound.

(f) There has been no denial, rejection or dispute of claims by the Company's or the Company Subsidiaries' insurers or as to which any such insurer has either: (A) made any reservation of rights; or (B) refused to cover all or any material portion of such claims.

(g) All proceedings covered by any Company Insurance Policy have been properly reported to and accepted by the applicable insurer.

1.26 Circular

The Circular shall not, at the time of the mailing of the Circular to the holders of Company Shares, at the time of the Company Meeting or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to, or the sufficiency of disclosures related to, the Purchaser. The Circular shall comply as to form in all material respects with the requirements of the Securities Laws.

1.27 Insolvency

(a) No act or proceeding has been taken by or against the Company or any of the Company Subsidiaries in connection with the:

(i) dissolution, liquidation, winding up, bankruptcy or reorganization, compromise or arrangement of the Company or any of the Company Subsidiaries; or

(ii) appointment of a trustee, receiver, manager or other administrator of the Company or any of the Company Subsidiaries or any of its properties or assets,

 nor, to the Knowledge of the Company, is any such act or proceeding threatened.

(b) Neither the Company nor any of the Company Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation.

(c) Neither the Company nor any of the Company Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of the Company Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof or that has had, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

1.28 Indigenous, Ejido and Local Community Matters

(a) No dispute between the Company or any of the Company Subsidiaries, or, to the Knowledge of the Company, Vizsla Silver or any of its subsidiaries, and any Indigenous, Ejido, non-governmental organization, community or community group exists or, to the Knowledge of the Company, has been threatened which relates to, affects or could reasonably be expected to affect or impair the Company's or any of the Company Subsidiaries' right, title or interest in the Company Royalty Interests or, to the Knowledge of the Company, Vizsla Silver's or any of its subsidiaries right, title or interest in the properties underlying the Company Royalty Interests.

(b) To the Knowledge of the Company, there is no memorandum of agreement, exploration, impact and benefit or any other agreement between Vizsla Silver or any of its subsidiaries and any Indigenous, Ejido or local communities respecting the properties underlying the Company Royalty Interests that are not contained in the Company Data Room.

1.29 Restrictions on Business Activities

There is no Company Material Contract or Order binding upon the Company or any of the Company Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, in each case in any material respect, any business practice of the Company or the Company Subsidiaries, any acquisition of property by the Company or the Company Subsidiaries, or the conduct of business by the Company or the Company Subsidiaries, as currently conducted (including following the transactions contemplated by this Agreement).

1.30 Confidentiality Agreements

All agreements entered into by the Company or any of the Company Subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal each contain customary provisions, including standstill provisions, which have not been waived or released with respect to the applicability of any such "standstill" or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exceptions to such standstill or other provisions resulting from the Arrangement.

1.31 Brokers

Except for fees payable to GenCap, CIBC World Markets and Canaccord Genuity, none of the Company, any of the Company Subsidiaries or any of their respective officers, directors or employees has incurred any liability for any brokerage, finder's, financial advisor's or other similar fee or commission in connection with this Agreement, the Arrangement or the other transactions contemplated hereby. True, correct and complete copies of all agreements with GenCap, CIBC World Markets and Canaccord Genuity have been made available to the Purchaser. Schedule 1.31 of the Company Disclosure Letter sets forth the aggregate dollar amount to be paid to each of GenCap, CIBC World Markets and Canaccord Genuity.

1.32 Fairness Opinions

(a) The Company Board has received the Company Board Fairness Opinion and the Company Special Committee has received the Company Special Committee Fairness Opinion, which opinions, as of the date of this Agreement, have not been modified, amended, qualified or withdrawn.

(b) Prior to mailing the Circular, the Company will have obtained consent from each of CIBC World Markets and Canaccord Genuity to include a copy of the Company Board Fairness Opinion and the Company Special Committee Fairness Opinion, respectively, in the Circular.

1.33 Company Special Committee and Company Board Approval

(a) Each of the Company Special Committee and the Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are:

(i) fair to the Company Shareholders; and

(ii) in the best interests of the Company.

(b) The Company Board has unanimously:

(i) approved the:

(A) execution and delivery of this Agreement; and

(B) the transactions contemplated by this Agreement; and

(ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

(c) No action has been taken to amend or supersede such determinations, resolutions or authorizations of the Company Special Committee or the Company Board.

(d) To the Knowledge of the Company, each Director and officer of the Company intends to vote all Company Shares held by him or her in favour of the Arrangement Resolution and references to such intention may be made in any press release disclosing the Arrangement and this Agreement, the Circular and other documents relating to the Arrangement.

1.34 Arrangements with Securityholders

Other than the Support Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with any:

(a) shareholder of the Purchaser;

(b) interested party of the Purchaser;

(c) related party of any interested party of the Purchaser; or

(d) any joint actor with any such persons,

(and for this purpose, the terms "interested party", "related party" and "joint actor" shall each have the meaning ascribed to such terms in MI 61-101), in respect of the Purchaser or any of its securities, businesses or operations.

1.35 Collateral Benefits

Other than as disclosed in Schedule 1.35 of the Company Disclosure Letter, as of the date hereof, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

1.36 Competition Act

Each of (a) the aggregate value of the assets in Canada owned by the Company, including entities controlled by the Company; and (b) the gross revenues from, in or into Canada generated from all the assets that are owned by the Company or by entities controlled by the Company, did not exceed $93 million as determined in accordance with the Competition Act (Canada) and the regulations promulgated thereto.

1.37 Access to Information; Disclaimer

The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Purchaser with the management of the Purchaser, (b) has had reasonable access to the books and records of the Purchaser for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of the Purchaser, and (d) has conducted its own independent investigation of the Purchaser, its businesses and the Plan of Arrangement and the other transactions contemplated hereby, and the Company has not relied on any representation, warranty or other statement by any person on behalf of the Purchaser, other than the representations and warranties of the Purchaser expressly contained in Schedule D.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.1 Organization and Qualification; Constating Documents

(a) Organization and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the requisite corporate power and capacity to own, lease and operate its assets and to carry on its business as now conducted. The Purchaser is duly qualified or licensed to carry on business and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business or activities makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Constating Documents. The Purchaser Data Room contains true, correct and complete copies of the Constating Documents of the Purchaser. The Purchaser is not in violation of any of the provisions of its Constating Documents.

(c) Minutes. The Purchaser has made available to the Company true, correct and complete copies of the resolutions or minutes (or in the case of minutes that have not yet been finalized, the most recent drafts thereof to the extent available) of all meetings of shareholders and the Purchaser Board since January 1, 2024, except for any meetings of the Purchaser Board at which the transactions contemplated by this Agreement were considered. The corporate records and minute books of the Purchaser have been maintained in accordance with all applicable Laws in all material respects and such corporate records and minute books are complete and accurate in all material respects.

(d) Purchaser Material Subsidiaries. The Purchaser has no subsidiaries that are material to its business other than the Purchaser Material Subsidiaries. Each of the Purchaser Material Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, and has the requisite corporate power and capacity to own, lease and operate its assets and to carry on its business as now conducted. Each of the Purchaser Material Subsidiaries is duly qualified or licensed to carry on business and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business or activities makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Purchaser, directly or indirectly, owns 100% of the outstanding shares or other equity interests of each Purchaser Material Subsidiary. All of the outstanding shares or other equity interests in each Purchaser Material Subsidiary have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and, other than as set forth in the Purchaser Public Disclosure Record, are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interests. The corporate records and minute books of each Purchaser Material Subsidiary have been maintained in accordance with all applicable Laws in all material respects and such corporate records and minute books are complete and accurate in all material respects.

(e) Books and Records. The financial books and records and accounts of the Purchaser and each of the Purchaser Material Subsidiaries have been maintained in all material respects in accordance with good business practices and in accordance with IFRS.

1.2 Capitalization

(a) The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares with no par value, of which 64,383,030 Purchaser Shares are issued and outstanding as at the date hereof. All of the outstanding Purchaser Shares have been duly authorized, are validly issued, fully paid and non-assessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights.

(b) The Purchaser Equity Incentive Plan (i) was adopted, authorized and approved, and (ii) has been operated, in compliance with all applicable Laws and regulations of the applicable Exchanges. All Purchaser Shares subject to issuance under the Purchaser Equity Incentive Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c) Other than 3,054,206 options of the Purchaser outstanding as at the date hereof providing for the issuance of an aggregate of 3,054,206 Purchaser Shares upon the exercise thereof, 280,957 restricted share units of the Purchaser outstanding as at the date hereof providing for the issuance of an aggregate of 280,957 Purchaser Shares upon the settlement thereof and 1,075,781 warrants of the Purchaser outstanding as at the date hereof providing for the issuance of an aggregate of 1,075,781 Purchaser Shares upon the exercise thereof and other than as set forth in the Purchaser Public Disclosure Record, there are no outstanding (i) securities of the Purchaser convertible into or exchangeable for Voting Debt or Purchaser Shares, (ii) options, warrants or other agreements or commitments to acquire from the Purchaser, or obligations of the Purchaser to issue, any Voting Debt or Purchaser Shares (or securities convertible into or exchangeable for Purchaser Shares), or (iii) restricted shares, restricted share units, share appreciation rights, performance shares, profit participation rights, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Purchaser Shares, in each case that have been issued by the Purchaser.

(d) There are no outstanding contractual or other obligations requiring the Purchaser or any of the Purchaser Material Subsidiaries to repurchase, redeem or otherwise acquire any of the Purchaser Shares or any shares or other equity interests of any of the Purchaser Material Subsidiaries. Neither the Purchaser nor any of the Purchaser Material Subsidiaries is a party to any voting, shareholder rights or other similar agreement with respect to the Purchaser Shares or any other securities of the Purchaser or the Purchaser Material Subsidiaries.

(e) There are no outstanding bonds, debentures or other evidences of indebtedness of the Purchaser or any of its subsidiaries having the right to vote with the holders of the outstanding Purchaser Shares on any matters.

(f) All dividends and distributions on securities of the Purchaser that have been declared or authorized have been paid in full.

1.3 Authority Relative to this Agreement

(a) The Purchaser has all requisite corporate power, capacity and authority (i) to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement, and (ii) subject to obtaining the requisite approvals pursuant to Article 2 of this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereunder and thereunder.

(b) The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the Arrangement and the other transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize:

(i) the execution and delivery by the Purchaser of this Agreement; and

(ii) subject to obtaining the requisite approvals pursuant to Article 2 of this Agreement, the performance by the Purchaser of its obligations under this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement.

(c) This Agreement has been duly executed and delivered by the Purchaser and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

1.4 Purchaser Board Approval

(a) The Purchaser Board has unanimously approved the:

(i) execution and delivery of this Agreement; and

(ii) the transactions contemplated by this Agreement.

(b) No action has been taken to amend or supersede such determinations, resolutions or authorizations of the Purchaser Board.

1.5 Governmental Authorization

No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser in connection with the execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the Arrangement and the other transactions contemplated hereby, other than the following:

(a) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(b) the Final Order and any filings required in order to obtain the Final Order;

(c) filings and other actions required under applicable Securities Laws and the rules and policies of the applicable Exchanges as contemplated by this Agreement;

(d) the CNA Approval;

(e) any other authorizations, licences, permits, certificates, registrations, consents or approvals which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

1.6 No Violation

Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 1.5 of this Schedule D and any notice required to be given by the Purchaser to the lenders under the credit agreement dated December 1, 2022, as amended, the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both):

(a) conflict with, result in a violation or breach of:

(i) any Law applicable to the Purchaser, any of the Purchaser Material Subsidiaries or any of their respective properties or assets;

(ii) any provision of the Constating Documents of the Purchaser or any of the Purchaser Material Subsidiaries; or

(iii) any license or registration or any agreement, contract or commitment, written or oral, which the Purchaser or any of the Purchaser Material Subsidiaries is a party to or bound by or subject to;

(b) result in a conflict, contravention, breach or default under, or termination of, or accelerate or permit the acceleration of the performance required by, or loss of any material benefit under, or require any consent or approval under, any Purchaser Material Contract or material Permit to which it is a party or by which it is bound or to which the material property and assets of the Purchaser and the Purchaser Material Subsidiaries are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such Purchaser Material Contracts or material Permits;

(c) give rise to any rights of first refusal, rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any Purchaser Material Contract or material Permit; or

(d) result in the creation or imposition of any Lien upon any of the material property or assets of the Purchaser or any of the Purchaser Material Subsidiaries, or restrict, hinder, impair or limit its or the Purchaser Material Subsidiaries' ability to carry on their respective business as and where it is now being carried on.

1.7 Orders

No Order has been entered or issued which restrains, enjoins or prohibits the ability of the Purchaser to consummate the Arrangement or any of the other transactions provided for herein.

1.8 Brokers

No broker, finder, financial advisor, investment banker or other person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission payable by the Company in connection with the Arrangement based upon arrangements made by or on behalf of the Purchaser.

1.9 Consents

Other than any notice required to be given by the Purchaser to the lenders under the credit agreement dated December 1, 2022, as amended, there are no consents or approvals required from, or notices required to be made to, any third party under any Purchaser Material Contracts in order for the Purchaser to proceed with the execution and delivery of this Agreement and the completion of the Arrangement and the other transactions contemplated by this Agreement, other than consents, approvals and notices which, if not obtained, would not prevent, materially delay or materially impede the closing of the Arrangement.

1.10 Reporting Issuer Status and Securities Law Matters

(a) Public Reporting Requirements.

(i) The Purchaser has timely filed or furnished, as applicable, in all material respects, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required under applicable Securities Laws to be filed or furnished as part of the Purchaser Public Disclosure Record.

(ii) The documents and information comprising the Purchaser Public Disclosure Record (A) as at the respective dates they were filed, complied as to form in all material respects with the applicable requirements of Securities Laws and the applicable Exchanges, as the case may be, as in effect on the respective dates so filed, (B) did not, at the respective dates they were filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm.

(iii) The Purchaser has not received any comments from any Securities Authority with respect to the Purchaser Public Disclosure Record that have not been resolved and that are not contained in the Purchaser Data Room. None of the Purchaser Material Subsidiaries is required to file or furnish any forms, reports or other documents with any Securities Authority.

(iv) The Purchaser is not subject to continuous disclosure or other public reporting requirements under any securities Laws outside of Canada and the United States. None of the Purchaser's subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws.

(v) The Purchaser has not filed or furnished any (A) confidential material change report (which at the date of this Agreement remains confidential) or (B) other confidential filings (including redacted filings other than material contracts which required redaction), with or to any Securities Authority or any Exchange.

(vi) There is no material fact concerning the Purchaser which has not been disclosed in the Purchaser Public Disclosure Record on or before the date hereof (other than the entering into of this Agreement).

(b) Reporting Issuer Status.

(i) The Purchaser is a "reporting issuer" within the meaning of applicable Securities Laws in each of the provinces and territories of Canada.

(ii) The Purchaser is not on the list of reporting issuers in default under applicable Securities Laws.

(iii) No Securities Authority has issued any order preventing or suspending trading of any securities of the Purchaser.

(iv) The Purchaser has not taken any action to cease to be a reporting issuer in any of the provinces or territories of Canada.

(v) The Purchaser has not received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser.

(c) Securities Laws Non-Compliance. There are no current, pending or, to the Knowledge of the Purchaser, threatened proceedings before any Governmental Authority relating to any alleged non-compliance with any applicable Securities Laws.

(d) Stock Exchanges.

(i) The Purchaser Shares are listed and posted for trading on the TSX and Nasdaq.

(ii) Trading in the Purchaser Shares is not currently halted or suspended on the TSX or Nasdaq.

(iii) All Purchaser Shares issued and outstanding, and all Purchaser Shares issuable under any Contract, have been duly approved for listing on the TSX and Nasdaq.

(iv) No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Purchaser is pending, in effect or, to the Knowledge of the Purchaser, threatened or is expected to be implemented or undertaken.

(e) Audit. To the Knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or Exchange.

(f) U.S. Securities Law Matters.

(i) The Purchaser is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii) The Purchaser is not registered, and is not required to be registered, as an "investment company" pursuant to the U.S. Investment Company Act.

(iii) The Purchaser Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Purchaser files reports with the U.S. Securities and Exchange Commission pursuant to Section 13(a) of the U.S. Exchange Act.

1.11 Financial Statements

(a) Financial Statements.

(i) Each of the consolidated financial statements of the Purchaser (including, in each case, any notes thereto) contained in the Purchaser Public Disclosure Record (collectively, the "Purchaser Financial Statements") (A) complied as to form in all material respects with applicable Securities Laws with respect thereto as of their respective dates; (B) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in such financial statements and the notes thereto and, in the case of unaudited interim financial statements, as may be permitted under applicable Securities Laws); and (C) fairly presented in all material respects the consolidated financial position of the Purchaser and its consolidated subsidiaries at the respective dates thereof and the consolidated results of the Purchaser's operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS and applicable Securities Laws.

(ii) The Purchaser does not intend to correct or restate, nor, to the Knowledge of the Purchaser, is there any basis for any correction or restatement of, any aspect of any of the consolidated financial statements contained in the Purchaser Public Disclosure Record.

(iii) The financial books, records and accounts of the Purchaser and each of the Purchaser Material Subsidiaries (A) have been maintained, in all material respects, in accordance with IFRS; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and the Purchaser Material Subsidiaries; and (D) accurately and fairly reflect in all material respects the basis of the Purchaser Financial Statements.

(iv) None of the Purchaser, any of its subsidiaries or any director, officer or employee of the Purchaser or any of its subsidiaries, nor, to the Knowledge of the Purchaser, auditor, accountant or representative of the Purchaser or any of its subsidiaries, has received or otherwise obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A) any complaint, allegation, assertion or claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B) any expression of concern from its employees regarding questionable accounting or auditing matters,

which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(v) The Purchaser Financial Statements reflect appropriate and adequate reserves in accordance with IFRS in respect of all contingent liabilities, if any, of the Purchaser and its subsidiaries on a consolidated basis.

(vi) There has been no material change in the Purchaser's accounting policies, except as described in the notes to the Purchaser Financial Statements.

(b) No Undisclosed Liabilities. Neither the Purchaser nor any of the Purchaser Material Subsidiaries has any outstanding Liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the Liabilities of any person, other than as set forth in the Purchaser Public Disclosure Record and other than (i) those specifically identified in the Purchaser Financial Statements, or such as may have been incurred in the ordinary course of business consistent with past practice since the Purchaser Balance Sheet Date, (ii) those that are incurred in connection with the transactions contemplated by this Agreement, and (iii) those which have not had and are not reasonably expected to have a Purchaser Material Adverse Effect.

(c) Auditors. The Purchaser's auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there is not now, and there has never been, a "reportable event" (within the meaning of section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Purchaser's auditors.

(d) Internal Controls.

(i) The Purchaser has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is sufficient to provide reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, (B) that receipts and expenditures of the Purchaser and the Purchaser Material Subsidiaries are being made only in accordance with authorizations of management and the Purchaser Board, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Purchaser's and the Purchaser Material Subsidiaries' assets that could have a material effect on the Purchaser's financial statements.

(ii) The annual and interim certifications filed by the Purchaser as part of the Purchaser Public Disclosure Record have been true and accurate.

(iii) To the Knowledge of the Purchaser, there is and there has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(e) Disclosure Controls and Procedures. The Purchaser has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Purchaser in the reports that it files or submits under the applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the applicable Securities Laws, and that all such information is accumulated and communicated to the Purchaser's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Purchaser required under the applicable Securities Laws with respect to such reports. The Purchaser has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Purchaser's auditors and the audit committee of the Purchaser Board (i) any "material weakness" (as such term is defined in NI 52-109) in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Purchaser's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the Purchaser's internal controls over financial reporting.

(f) Off-Balance Sheet Arrangements. Neither the Purchaser nor any of its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), where the result, purpose or intended effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Purchaser or any of its subsidiaries in the Purchaser Public Disclosure Record.

(g) Derivative Transactions. Neither the Purchaser nor any of the Purchaser Material Subsidiaries have any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

1.12 Non-Arm's Length Transactions

Except as disclosed in the Purchaser Financial Statements and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof, there are no current contracts, commitments, agreements, arrangements or other transactions between the Purchaser or the Purchaser Material Subsidiaries, on the one hand, and any (i) officer or director of the Purchaser or the Purchaser Material Subsidiaries, (ii) any holder of record of 10% or more of the outstanding Purchaser Shares or any person that, to the Knowledge of the Purchaser, beneficially owns 10% or more of the outstanding Purchaser Shares, or (iii) any affiliate or associate or any such officer, director or shareholder of the Purchaser, on the other hand.

1.13 Absence of Certain Changes

Since the Purchaser Balance Sheet Date, except as set forth in the Purchaser Public Disclosure Record, the business of the Purchaser and each of the Purchaser Material Subsidiaries has been conducted only in the ordinary course of business, except for the Arrangement and the other transactions contemplated hereby, and there has not been any event, condition, change, effect, circumstance or occurrence which has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

1.14 Purchaser Material Contracts

(a) Each Contract material to the Purchaser and the Purchaser Material Subsidiaries, taken as a whole (each, a "Purchaser Material Contract"), is a valid and binding obligation of the Purchaser or the applicable Purchaser Material Subsidiary, and, to the Knowledge of the Purchaser, the other parties thereto, and is enforceable in accordance with its respective terms, subject to any Enforceability Limitations, and is in full force and effect.

(b) The Purchaser or the applicable Purchaser Material Subsidiary has performed in all material respects all respective obligations required to be performed by it to date under each Purchaser Material Contract.

(c) Neither the Purchaser nor any of the Purchaser Material Subsidiaries nor, to the Knowledge of the Purchaser, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, in each case in any material respect, any Purchaser Material Contract.

(d) As of the date hereof, neither the Purchaser nor any of the Purchaser Material Subsidiaries has received written notice that any party to a Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew such Purchaser Material Contract, and, to the Knowledge of the Purchaser, no such action has been threatened.

(e) Neither the Purchaser nor any of the Purchaser Material Subsidiaries nor, to the Knowledge of the Purchaser, any third party is in material breach (with or without the lapse of time or the giving of notice, or both), or has received written notice of material breach, of any Purchaser Material Contract.

(f) All costs, expenses and liabilities payable on or prior to the date hereof under the terms of any Purchaser Material Contract have been properly and timely paid, except for such expenses that are currently being paid prior to delinquency in the ordinary course of business or such costs, expenses and liabilities the non-payment of which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

1.15 Litigation

Except as disclosed in the Purchaser Public Disclosure Record, there are no Legal Actions pending or, to the Knowledge of the Purchaser, threatened against or involving the Purchaser or any of the Purchaser Material Subsidiaries or affecting any of their respective properties or assets, or, to the Knowledge of the Purchaser, any executive officer or director of the Purchaser or any of the Purchaser Material Subsidiaries in their capacities as such and neither the Purchaser nor any of the Purchaser Material Subsidiaries is subject to any outstanding Order, other than Legal Actions or Orders which would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

1.16 Compliance with Laws; Permits

(a) Compliance with Laws.

(i) The business of the Purchaser and the Purchaser Material Subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and Orders and neither the Purchaser nor the Purchaser Material Subsidiaries have received any notice of any alleged violation of any such Laws.

(ii) Neither the Purchaser nor any of the Purchaser Material Subsidiaries are or have been under any investigation with respect to, are or have been charged or, to the Knowledge of the Purchaser, threatened to be charged with, or have received any notice, written or oral, of, any alleged material violation of, or material non-compliance with, any applicable Laws or disqualification by a Governmental Authority.

(iii) The Purchaser and the Purchaser Material Subsidiaries do not have any Knowledge of any future or potential changes in any Law or any governmental position that may materially impact the business, operations, financial condition, prospects or otherwise of the Purchaser or any of the Purchaser Material Subsidiaries.

(iv) All issued and outstanding Purchaser Shares have been issued in compliance with all applicable Securities Laws.

(b) Anti-Bribery. Neither the Purchaser nor any of the Purchaser Material Subsidiaries nor, to the Knowledge of the Purchaser, any of their respective directors, officers, supervisors, managers, employees or agents has:

(i) violated or is in violation of any applicable anti-corruption, anti-bribery, export control and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act, any applicable anti-corruption, anti-bribery, export control and economic sanctions Laws of Mexico and any other applicable anti-corruption, anti-bribery, export control and economic sanctions Laws of any relevant jurisdiction;

(ii) made, given, authorized or offered any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, the United States, Mexico or other jurisdictions in which the Purchaser or any of the Purchaser Material Subsidiaries has assets, other than in accordance with applicable Laws;

(iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iv) violated or is in violation of any provision of applicable Law relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing.

(c) Money Laundering Laws.

(i) To the Knowledge of the Purchaser, the operations of the Purchaser and the Purchaser Material Subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws.

(ii) No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Purchaser or any of the Purchaser Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Purchaser, threatened.

(d) Sanctions Laws. Neither the Purchaser nor any of the Purchaser Material Subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or, to the Knowledge of the Purchaser, agents is a Sanctioned Person. Neither the Purchaser nor any of the Purchaser Material Subsidiaries (i) has assets or operations in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(e) Expropriation. No part of the material property or material assets of the Purchaser or any of the Purchaser Material Subsidiaries has been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor, to the Knowledge of the Purchaser, is there any intent or proposal to give such notice or commence any such proceeding.

(f) Permits.

(i) The Purchaser and the Purchaser Material Subsidiaries hold, to the extent legally required to operate their respective businesses as currently conducted on the date of this Agreement, all Permits, other than such Permits the absence of which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. No suspension or cancellation of any such Permits is pending or, to the Knowledge of the Purchaser, threatened.

(ii) The Purchaser and each of the Purchaser Material Subsidiaries are and have been in material compliance with the terms of all such Permits. Neither the transactions contemplated by this Agreement nor, to the Knowledge of the Purchaser, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any such Permits.

(iii) Neither the Purchaser nor any of the Purchaser Material Subsidiaries has received any written notices or other correspondence from any Governmental Authority regarding any circumstances that have existed or currently exist that would lead to a loss, suspension or modification of, or a refusal to issue, any Permits that would reasonably be expected to restrict, curtail, limit or adversely affect the ability of the Purchaser or any of the Purchaser Material Subsidiaries to operate their respective businesses, except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

1.17 Environmental Matters

(a) The Purchaser and the Purchaser Material Subsidiaries are, and have been since January 1, 2024, in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) To the Knowledge of the Purchaser, the properties underlying the Purchaser Material Royalty Interests have been, and are being, operated in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(c) To the Knowledge of the Purchaser, there has been no Release of any Hazardous Substances in violation of Environmental Laws on or under any of the properties underlying the Purchaser Material Royalty Interests that would reasonably be expected to result in a Legal Action pursuant to any Environmental Laws against the Purchaser or any of the Purchaser Material Subsidiaries or against any Operator or that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(d) There has not been: (i) any written Order issued pursuant to Environmental Laws against the Purchaser or the Purchaser Material Subsidiaries that remains outstanding that would reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect; or (ii) any issued demand, notices, claims, complaints, penalties, prosecutions or any other judicial or administrative Legal Action that remains outstanding with respect to a material breach of any Environmental Law by the Purchaser or the Purchaser Material Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(e) To the Knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Material Subsidiaries has any material obligation, pursuant to any agreement or contract, by operation of Environmental Laws, for any claims related to non-compliance with, or material liability under, any Environmental Law, except for remediation obligations reserved against in the Purchaser Financial Statements or except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

1.18 Purchaser Material Royalty Interests

(a) The Purchaser has made available to the Company in the Purchaser Data Room true and complete copies of each Purchaser Material Royalty Agreement, and all amendments thereto, in all material respects. Other than the Purchaser Material Royalty Interests or as disclosed in the Purchaser Public Disclosure Record, neither the Purchaser nor any of the Purchaser Material Subsidiaries has any interest in, or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Permits or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein) that is material to the business and operations of the Purchaser.

(b) The Purchaser and the Purchaser Material Subsidiaries (i) are the sole legal and beneficial owners, and have valid and sufficient right, title and interest, free and clear of any defect or Lien (other than Permitted Liens), to each of the Purchaser Material Royalty Interests and to each of the Purchaser Material Royalty Agreements; and (ii) are entitled to the benefits of all of their respective material properties and assets of any nature whatsoever and to all benefits derived therefrom, together with all additions thereto, and their interests in such properties and assets are not subject to any Lien (other than Permitted Liens) or defect in title of any kind.

(c) No person has any oral or written agreement, option, right, privilege or any other right capable of becoming any of the same (whether legal, equitable, contractual or otherwise) for the purchase from the Purchaser or any of the Purchaser Material Subsidiaries of any of the Purchaser's or any of the Purchaser Material Subsidiaries' rights and benefits under the Purchaser Material Royalty Interests or the Purchaser Material Royalty Agreements.

(d) Each Purchaser Material Royalty Agreement is legal, valid, binding and in full force and effect and is enforceable by the Purchaser or one of the Purchaser Material Subsidiaries in accordance with its terms (subject to the Enforceability Limitations). The Purchaser and the Purchaser Material Subsidiaries have not, directly or indirectly, assigned any of their rights or obligations under and retain their full original economic interest in the Purchaser Material Royalty Interests.

(e) Neither the Purchaser nor any of the Purchaser Material Subsidiaries has Knowledge of, or has received notice of, any material breach or default under nor, to the Knowledge of the Purchaser, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any Purchaser Material Royalty Agreement by any other party to such Purchaser Material Royalty Agreement.

(f) There are no adverse claims (other than Permitted Liens) directly against the Purchaser or any of the Purchaser Material Subsidiaries relating to the properties underlying the Purchaser Material Royalty Interests which could affect the Purchaser's or the Purchaser Material Subsidiaries' right, title or interest in the Purchaser's or any of the Purchaser Material Subsidiaries' assets or the ability of the Purchaser or the Purchaser Material Subsidiaries to receive the benefits associated with the Purchaser's and the Purchaser Material Subsidiaries' assets, including the title to or ownership by the Purchaser or the Purchaser Material Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Purchaser Material Royalty Interests.

(g) None of the directors or officers of the Purchaser or any of the Purchaser Material Subsidiaries holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title or interest in any of the Purchaser's assets or in any Permit, concession, claim, lease, licence or other right with respect to the Purchaser's assets or, to the Knowledge of the Purchaser, the properties underlying the Purchaser Material Royalty Interests.

(h) The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser or any of the Purchaser Material Subsidiaries with respect to any Purchaser Material Royalty Interest; (ii) contravene, conflict with or result in a violation or breach of, or allow any person to exercise any rights, require any consent or approval to be obtained or notice to be given under, or constitute a default under, or cause or give rise to a third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of the Purchaser Material Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Purchaser Material Royalty Agreement; or (iii) result in the creation or imposition of any Lien (other than Permitted Liens) in respect of any Purchaser Material Royalty Interest.

(i) The Purchaser and the Purchaser Material Subsidiaries have obtained and maintained all governmental and third party authorizations necessary for the execution, delivery and performance of each Purchaser Material Royalty Agreement pertaining to the Purchaser Material Royalty Interests and consummation of the transactions contemplated thereunder.

(j) All payments that are due under each Purchaser Material Royalty Agreement, if any, have been paid and there are no amounts outstanding.

(k) The Purchaser does not have Knowledge of any fact relating to any Purchaser Material Royalty Interest which would reasonably be expected to materially and adversely affect the business, operations or condition (financial or otherwise) of the Purchaser and the Purchaser Material Subsidiaries, taken as a whole.

(l) To the Knowledge of the Purchaser, in respect of the Purchaser Material Royalty Interests:

(i) the mineral or real property interests underlying the Purchaser Material Royalty Interests are owned by the applicable Operator or its subsidiaries and none of the mineral or real property interests underlying the Purchaser Material Royalty Interests is subject to any reversionary right or expropriation proceeding which would invalidate any Purchaser Material Royalty Interests;

(ii) the applicable Operator directly or indirectly holds all material Permits necessary for carrying on its business as currently carried on with respect to the properties underlying the Purchaser Material Royalty Interests and such Permits are not invalid and are subsisting and in good standing in all material respects in accordance with applicable Laws;

(iii) neither the applicable Operator nor any of its subsidiaries has received any notice of any proceeding relating to the revocation or adverse modification of any material Permit with respect to the properties underlying the Purchaser Material Royalty Interests, and neither the applicable Operator nor any of its subsidiaries has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material Permit with respect to any properties underlying the Purchaser Material Royalty Interests; and

(iv) no part of the properties underlying the Purchaser Material Royalty Interests has been taken, revoked, condemned or expropriated by any Governmental Authority, nor has any notice or proceeding in respect thereof been given, commenced or threatened or is pending.

1.19 Technical Matters

(a) The Purchaser's royalty interests relating to the Timok/Čukaru Peki (Serbia), Caserones (Chile) and Karlawinda (Australia) projects constitute the only material properties of the Company for the purposes of NI 43-101.

(b) The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to securities Laws has been prepared by the Purchaser or its consultants and, to the Knowledge of the Purchaser, by the Operators or any of their respective subsidiaries or consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of securities Laws.

(c) The Purchaser is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby or qualifies to use, and is relying on, the exemption set forth in section 9.2(1) of NI 43-101 with respect to the filing of any technical reports required thereby.

1.20 Insolvency

(a) No act or proceeding has been taken by or against the Purchaser or any of the Purchaser Material Subsidiaries in connection with the:

(i) dissolution, liquidation, winding up, bankruptcy or reorganization, compromise or arrangement of the Purchaser or any of the Purchaser Material Subsidiaries; or

(ii) appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of the Purchaser Material Subsidiaries or any of their respective properties or assets,

 nor, to the Knowledge of the Purchaser, is any such act or proceeding threatened.

(b) Neither the Purchaser nor any of the Purchaser Material Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation.

(c) Neither the Purchaser nor any of the Purchaser Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or any of the Purchaser Material Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof or that has had, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

1.21 Indigenous and Local Community Matters

No material dispute between the Purchaser or any of the Purchaser Material Subsidiaries, or, to the Knowledge of the Purchaser, an Operator or any of its subsidiaries, and any Indigenous, non-governmental organization, community or community group exists or, to the Knowledge of the Purchaser, has been threatened in writing with respect to the Purchaser Material Royalty Interests or the properties underlying the Purchaser Material Royalty Interests.

1.22 Restrictions on Business Activities

There is no Order binding upon the Purchaser or any of the Purchaser Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, in each case in any material respect, any business practice of the Purchaser or the Purchaser Material Subsidiaries or the conduct of business by the Purchaser or the Purchaser Material Subsidiaries, as currently conducted (including following the transactions contemplated by this Agreement), except as would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

1.23 Ownership of Company Shares or Other Securities

Neither the Purchaser nor any of its affiliates own any Purchaser Shares or any other securities of the Company.

1.24 Purchaser Shares

The Purchaser Shares to be issued as part of the Arrangement Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of the Purchaser.

1.25 Sufficient Funds

The Purchaser has sufficient immediately available funds (through cash on hand, credit facilities or otherwise) to fund all cash payments contemplated pursuant to the Plan of Arrangement.

1.26 Access to Information; Disclaimer

The Purchaser acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company with the management of the Company, (b) has had reasonable access to the books and records of the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of the Company, and (d) has conducted its own independent investigation of the Company, its business and the Plan of Arrangement and the other transactions contemplated hereby, and the Purchaser has not relied on any representation, warranty or other statement by any person on behalf of the Company, other than the representations and warranties of the Company expressly contained in Schedule C.